Exhibit 99.1

Barclays PLC

This document includes portions from the previously published Results Announcement of Barclays PLC relating to the nine months ended 30 September 2015, as amended in part to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the US Securities and Exchange Commission (SEC), including the reconciliation of certain financial information to comparable measures prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the IASB. The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non IFRS figures to the most directly equivalent IFRS figures for the periods presented. This document does not update or otherwise supplement the information contained in the previously published Results Announcement. Any reference to a website in this document is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.

An audit opinion has not been rendered in respect of this document.

Results Announcement	Page
Performance Highlights	1 – 4
Group Performance Review	5 – 6
Results by Business	7 – 11
Quarterly Results Summary	12 – 13
Quarterly Core Results by Business	14 – 17
Performance Management
● Returns and equity by business	18 – 19
● Margins and balances	20
Condensed Consolidated Financial Statements	21 – 23
Capital	24 – 25
Leverage	26
Shareholder Information	27
Appendix 1- Glossary	28 – 51

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

Barclays PLC

Notes

The term Barclays or Group refers to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the nine months to 30 September 2015 to the corresponding nine months of 2014 and balance sheet analysis as at 30 September 2015 with comparatives relating to 30 June 2015. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; and the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively.

Comparatives pre Q214 have been restated to reflect the implementation of the Group structure changes and the reallocation of elements of the Head Office results under the revised business structure. These restatements were detailed in our Form 6-K filed with the SEC dated 14 July 2014.

References throughout this document to ‘provisions for ongoing investigations and litigation including Foreign Exchange’ means ‘provisions held for certain aspects of ongoing investigations involving certain authorities and litigation including Foreign Exchange.’

The information in this announcement, which was approved by the Board of Directors on 28 October 2015 does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2014, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the SEC and which contained an unqualified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

Certain non-IFRS measures

Barclays management believes that the non-International Financial Reporting Standards (non-IFRS) measures included in this document provide valuable information to readers of its financial statements because they enable the reader to identify a more consistent basis for comparing the business’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. As management reviews the adjusting items described below at a Group level, segmental results are presented excluding these items in accordance with IFRS 8 Operating Segments. Statutory and adjusted performance is reconciled at a Group level only.

Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:

– Adjusted profit before tax is the non-IFRS equivalent of profit before tax as it excludes the impact of own credit, goodwill impairment, provisions for UK customer redress, gain on US Lehman acquisition assets, provisions for ongoing investigations and litigation including Foreign Exchange, losses on sale relating to the Spanish and Portuguese businesses; Education, Social Housing, and Local Authority (ESHLA) valuation revision, and gain on valuation of a component of the defined retirement benefit liability. A reconciliation to IFRS is presented on page 2;

– Adjusted profit after tax represents profit after tax, excluding the impact of tax on adjusting items. A reconciliation to IFRS is presented on page 2 for the Group;

– Adjusted attributable profit represents adjusted profit after tax less profit attributable to non-controlling interests. The comparable IFRS measure is attributable profit;

– Adjusted income and adjusted total income net of insurance claims represents total income net of insurance claims excluding the impact of own credit, ESHLA valuation revision and gain on US Lehman acquisition assets. A reconciliation to IFRS is presented on page 2 for the Group;

– Adjusted net operating income represents net operating income excluding the impact of own credit, ESHLA valuation revision and gain on US Lehman acquisition assets. A reconciliation to IFRS is presented on page 2 for the Group;

– Adjusted total operating expenses represents operating expenses excluding goodwill impairment, provisions for UK customer redress, provisions for ongoing investigations and litigation including Foreign Exchange and gain on valuation of a component of the defined retirement benefit liability. A reconciliation to IFRS is presented on page 2 for the Group;

– Adjusted operating expenses represents adjusted total operating expenses excluding cost to achieve and UK bank levy. A reconciliation to IFRS is presented on page 2 for the Group;

– Adjusted litigation and conduct represents litigation and conduct excluding provisions for UK customer redress and provisions for ongoing investigations and litigation including Foreign Exchange. A reconciliation to IFRS is presented on page 2 for the Group;

– Adjusted basic earnings per share represents adjusted attributable profit divided by the basic weighted average number of shares in issue. The comparable IFRS measure is basic earnings per share, which represents profit after tax and non-controlling interests, divided by the basic weighted average number of shares in issue;

– Adjusted cost: income ratio represents cost: income ratio excluding the impact of own credit; provisions for UK customer redress; gain on US Lehman acquisition assets; provisions for ongoing investigations and litigation including Foreign Exchange and gain on valuation of a component of the defined retirement benefit liability. The comparable IFRS measure is cost: income ratio, which represents operating expenses to income net of insurance claims. A reconciliation to IFRS is presented on page 2 for the Group;

– Adjusted return on average shareholders’ equity represents annualised adjusted profit after tax for the period attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity, excluding non-controlling interests, the impact of own credit on retained earnings, and other equity instruments. The comparable IFRS measure is return on average shareholders’ equity which represents annualised profit after tax for the period attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity, excluding non-controlling interests and other equity instruments;

Barclays PLC

– Adjusted return on average tangible shareholders’ equity represents annualised adjusted profit after tax for the period attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non-controlling interests, the impact of own credit on retained earnings, and other equity instruments adjusted for the deduction of intangible assets and goodwill. The comparable IFRS measure is return on average tangible shareholders’ equity which represents annualised profit after tax for the period attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill;

– Barclays Core results are non-IFRS measures because they represent the sum of five Operating Segments, each of which is prepared in accordance with IFRS 8 Operating Segments: Personal and Corporate Banking, Barclaycard, Africa Banking, Investment Bank and Head Office. A reconciliation to the corresponding statutory Group measures is provided on page 3;

– Constant currency results in Africa Banking (page 9) are calculated by converting ZAR results for both reporting periods into GBP using the average exchange rate for the nine months ended 30 September 2015 for the income statement and the 30 September 2015 closing exchange rate for the balance sheet to eliminate the impact of movement in exchange rates between the reporting periods. For the Results by quarter table (page 16) ZAR results for all periods disclosed are converted into GBP using the average exchange rate for the three months ended 30 September 2015 for the income statement and the 30 September 2015 closing exchange rate for the balance sheet;

– Liquidity Coverage Ratio (LCR) is calculated according to the Commission Delegated Regulation of October 2014 that supplements Regulation (EU) 575/2013 (CRDIV) published by the European Commission in June 2013. The metric is a ratio that is not yet fully implemented in local regulations and, as such, represents a non-IFRS measure;

– Transitional CET1 ratio according to FSA October 2012. This measure is calculated by taking into account the statement of the Financial Services Authority, the predecessor of the Prudential Regulation Authority, on CRD IV transitional provisions in October 2012, assuming such provisions were applied as at 1 January 2014. This ratio is used as the relevant measure starting 1 January 2014 for purposes of determining whether the automatic write-down trigger (specified as a Transitional CET1 ratio according to FSA October 2012 of less than 7.00%) has occurred under the terms of the Contingent Capital Notes issued by Barclays Bank PLC on November 21, 2012 (CUSIP: 06740L8C2) and April 10, 2013 (CUSIP: 06739FHK0). Please refer to page 24 for a reconciliation of this measure to CRD IV CET1 ratio.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairment charges and provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios), projected levels of growth in the banking and financial markets, projected costs or savings, original and revised commitments and targets in connection with the strategic cost programme and the Group Strategy Update, rundown of assets and businesses within Barclays Non-Core, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, US, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; the implementation of the strategic cost programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in our filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2014), which are available on the SEC’s website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Barclays PLC

Performance Highlights

Chairman’s Review

“Today’s results show another quarter of progress in our Core businesses alongside the early effects of some of the changes that we are making.

We are pleased that Jes Staley will join us on 1 December as Group Chief Executive Officer, earlier than expected, and we are in the final stage of appointing a Senior Independent Director and Deputy Chairman to replace Sir Mike Rake on his retirement from the Board in the near future.

As we align Barclays around our three priorities – focus on core (segments and markets), generating shareholder value, and instilling a high performance culture with strong ethical values - we now have a forward agenda that has been discussed and agreed with Mr. Staley.

We will update the market on our plans for structural reform after we have agreed them with the regulator.

Now that we have a new CEO in place, we will provide further updates on future direction at the full year results.”

John McFarlane, Chairman

●

4% growth in Group adjusted profit before tax to £5,156m was achieved in the nine months to 30 September 2015, reflecting improvements in all Core operating businesses. Group adjusted return on average shareholders’ equity increased to 7.1% (2014: 6.3%)

●

Statutory profit before tax increased 7% to £3,975m, which reflected net losses on adjusting items of £1,181m (2014: £1,217m) . Group statutory return on average shareholders’ equity increased to 5.0% (2014: 3.8%)

●

Group statutory operating expenses decreased 1% to £14,431m. A 5% reduction in Group total adjusted operating expenses to £12,465m and a 4% reduction in operating expenses excluding costs to achieve to £11,926m were driven by savings from strategic cost programmes

●

Profit before tax in the Core business improved 7% to £6,005m with higher income and lower costs. Combined with the increase in average allocated equity of £6bn to £47bn, this resulted in a return on average equity for the Core business of 10.5% (2014: 10.5%)

●

Rundown of the Non-Core business continued, with risk weighted assets (RWAs) decreasing to £55bn (30 June 2015: £57bn). The announced sale of the Portuguese retail business in Q315, due to be completed in Q116, is expected to result in a further £1.7bn reduction in Non-Core RWAs. Period end allocated equity reduced to £9bn

●

Group capital and leverage metrics remained above the 2016 targets, with the fully loaded common equity tier 1 (CET1) ratio at 11.1% (30 June 2015: 11.1%) and the leverage ratio increasing to 4.2% (30 June 2015: 4.1%)

●	Net tangible asset value per share increased to 289p (30 June 2015: 279p) driven by profit generated for the period and favourable reserve movements

Significant Q315 adjusting items:

●

Additional provisions of £270m were made in Q315 relating to the settlement of two residential mortgage backed securities claims with the National Credit Union Administration and the settlement of certain legacy benchmark litigation, taking the total additional provisions for ongoing investigations and litigation including Foreign Exchange in 2015 to £1,070m (2014: £500m)

●

Additional UK customer redress provisions of £290m were made in Q315 as a result of an internal review relating to rates provided to certain customers on foreign exchange transactions between 2005 and 2012, taking the total provisions for UK customer redress in 2015 to £1,322m (2014: £910m). No additional provisions for PPI redress were made in Q315

●

A loss on sale of £201m was recognised in Q315 relating to the announced sale of the Portuguese retail business within Non-Core, which is due to complete in Q116. This is in addition to the loss of £118m recognised in H115 relating to the sale of the Spanish business

Barclays PLC	1

Performance Highlights

Barclays Group results	Adjusted			Statutory
for the nine months ended	30.09.15	30.09.14		30.09.15	30.09.14
	£m	£m	% Change	£m	£m	% Change
Total income net of insurance claims	19,090	19,710	(3)	20,191	20,267	-
Credit impairment charges and other provisions	(1,468)	(1,595)	8	(1,468)	(1,595)	8
Net operating income	17,622	18,115	(3)	18,723	18,672	-
Operating expenses	(11,654)	(12,051)	3	(11,228)	(12,051)	7
Litigation and conduct	(272)	(309)	12	(2,664)	(1,719)	(55)
Operating expenses excluding costs to achieve	(11,926)	(12,360)	4	(13,892)	(13,770)	(1)
Costs to achieve	(539)	(826)	35	(539)	(826)	35
Total operating expenses	(12,465)	(13,186)	5	(14,431)	(14,596)	1
Other net (expenses)/income	(1)	10		(317)	(354)	10
Profit before tax	5,156	4,939	4	3,975	3,722	7
Tax charge[1]	(1,481)	(1,630)	9	(1,214)	(1,496)	19
Profit after tax	3,675	3,309	11	2,761	2,226	24
Non-controlling interests	(495)	(551)	10	(495)	(551)	10
Other equity holders[2]	(238)	(170)	(40)	(238)	(170)	(40)
Attributable profit	2,942	2,588	14	2,028	1,505	35

Performance measures
Return on average tangible shareholders’ equity[2]	8.3%	7.4%		5.8%	4.4%
Average tangible shareholders’ equity (£bn)	48	47		48	47
Return on average shareholders’ equity[2]	7.1%	6.3%		5.0%	3.8%
Average shareholders’ equity (£bn)	56	55		56	54
Cost: income ratio	65%	67%		71%	72%
Loan loss rate (bps)	40	43		40	43

Basic earnings per share[2]	17.9p	16.1p		12.4p	9.4p
Dividend per share	3.0p	3.0p		3.0p	3.0p

Balance sheet and leverage				30.09.15	30.06.15
Net tangible asset value per share				289p	279p
Net asset value per share				337p	328p
Leverage exposure				£1,141bn	£1,139bn

Capital management				30.09.15	30.06.15
CRD IV fully loaded
Common equity tier 1 ratio				11.1%	11.1%
Common equity tier 1 capital				£42.4bn	£42.0bn
Tier 1 capital				£47.9bn	£46.5bn
Risk weighted assets				£382bn	£377bn
Leverage ratio				4.2%	4.1%

Funding and liquidity				30.09.15	30.06.15
Group liquidity pool				£142bn	£145bn
Estimated CRD IV liquidity coverage ratio				118%	121%
Loan: deposit ratio[3]				88%	88%

Adjusted profit reconciliation for the nine months ended				30.09.15	30.09.14
Adjusted profit before tax				5,156	4,939
Own credit				605	96
Gain on US Lehman acquisition assets				496	461
Gain on valuation of a component of the defined retirement benefit liability				429	-
Provisions for UK customer redress				(1,322)	(910)
Provisions for ongoing investigations and litigation including Foreign Exchange				(1,070)	(500)
Losses on sale relating to the Spanish and Portuguese businesses				(319)	(364)
Statutory profit before tax				3,975	3,722

1

The effective tax rate for Q315 YTD is the expected full year rate adjusted for the impact of significant one-off items. The tax impacts of such items, which include adjusting items and the UK bank levy, are recognised in the period in which they occur.

2

The profit after tax attributable to other equity holders of £238m (Q314 YTD: £170m) is offset by a tax credit recorded in reserves of £48m (Q314 YTD: £36m). The net amount of £190m (Q314 YTD: £134m), along with non-controlling interests (NCI) is deducted from profit after tax in order to calculate earnings per share, return on average tangible shareholders’ equity and return on average shareholders’ equity.

3	Loan: deposit ratio for PCB, Barclaycard, Africa Banking and Non-Core retail.

Barclays PLC	2

Performance Highlights

Barclays Core and Non-Core results	Barclays Core			Barclays Non-Core
for the nine months ended	30.09.15	30.09.14		30.09.15	30.09.14
	£m	£m	% Change	£m	£m	% Change
Total income net of insurance claims	19,042	18,682	2	48	1,028	(95)
Credit impairment charges and other provisions	(1,406)	(1,429)	2	(62)	(166)	63
Net operating income/(expenses)	17,636	17,253	2	(14)	862
Operating expenses	(10,985)	(10,870)	(1)	(669)	(1,181)	43
Litigation and conduct	(153)	(194)	21	(119)	(115)	(3)
Costs to achieve	(494)	(655)	25	(45)	(171)	74
Total operating expenses	(11,632)	(11,719)	1	(833)	(1,467)	43
Other net income/(expenses)	1	53	(98)	(2)	(43)	95
Profit/(loss) before tax	6,005	5,587	7	(849)	(648)	(31)
Tax (charge)/credit	(1,693)	(1,774)	5	212	144	47
Profit/(loss) after tax	4,312	3,813	13	(637)	(504)	(26)
Non-controlling interests	(448)	(458)	2	(47)	(93)	49
Other equity holders	(192)	(129)	(49)	(46)	(41)	(12)
Attributable profit/(loss)	3,672	3,226	14	(730)	(638)	(14)

Performance measures
Return on average tangible equity[1]	12.7%	12.8%		(4.4%)	(5.4%)
Average allocated tangible equity (£bn)	39	34		9	14
Return on average equity[1]	10.5%	10.5%		(3.4%)	(4.2%)
Average allocated equity (£bn)	47	41		9	14
Period end allocated equity (£bn)	48	44		9	12
Cost: income ratio	61%	63%		n/m	n/m
Loan loss rate (bps)	43	45		13	40
Basic earnings per share contribution	22.3p	20.0p		(4.4p)	(3.9p)

Capital management	30.09.15	30.06.15		30.09.15	30.06.15
Risk weighted assets	£327bn	£320bn		£55bn	£57bn
Leverage exposure	£989bn	£973bn		£152bn	£166bn

				Nine months ended 30.09.15	Nine months ended 30.09.14
Income by business				£m	£m	% Change
Personal and Corporate Banking				6,564	6,597	(1)
Barclaycard				3,649	3,247	12
Africa Banking				2,719	2,701	1
Investment Bank				6,110	5,922	3
Head Office				-	215
Barclays Core				19,042	18,682	2
Barclays Non-Core				48	1,028	(95)
Barclays Group adjusted income				19,090	19,710	(3)
Barclays Group statutory income				20,191	20,267	-

				Nine months ended 30.09.15	Nine months ended 30.09.14
Profit/(loss) before tax by business				£m	£m	% Change
Personal and Corporate Banking				2,383	2,257	6
Barclaycard				1,303	1,126	16
Africa Banking				791	756	5
Investment Bank				1,757	1,342	31
Head Office				(229)	106
Barclays Core				6,005	5,587	7
Barclays Non-Core				(849)	(648)	(31)
Barclays Group adjusted profit before tax				5,156	4,939	4
Barclays Group statutory profit before tax				3,975	3,722	7

1	Return on average equity and average tangible equity for Barclays Non-Core represents its impact on the Group, being the difference between Barclays Group returns and Barclays Core returns. This does not represent the return on average equity and average tangible equity of the Non-Core business.

Barclays PLC	3

Group Performance Review

Income statement

Group performance

●	Adjusted profit before tax increased 4% to £5,156m reflecting improvements in all Core operating businesses and positive cost to income jaws

●

Statutory profit before tax was £3,975m (2014: £3,722m) which also included an own credit gain of £605m (2014: £96m), a £496m (2014: £461m) gain on US Lehman acquisition assets, a £429m (2014: £nil) gain on the valuation of a component of the defined retirement benefit liability, an additional £1,322m (2014: £910m) of provisions for UK customer redress, £1,070m (2014: £500m) of additional provisions for ongoing investigations and litigation including Foreign Exchange, and £319m (2014: £364m) of losses on sale relating to the Spanish and Portuguese businesses

●

Adjusted income decreased 3% to £19,090m as Non-Core income reduced £980m to £48m. This was partially offset by Core income increasing 2% to £19,042m. Statutory income, which also included a £496m gain (Q314: £461m) on US Lehman acquisition assets and an own credit gain of £605m (Q314: £96m gain), offset by the aforementioned reduction in Non-Core income, totalled £20,191m (2014: £20,267m)

●	Credit impairment charges reduced 8% to £1,468m with the loan loss rate improving 3bps to 40bps

–	Credit impairment charges included less than £75m in respect of clients in the commodities sector in the nine months to 30 September 2015

●

Adjusted total operating expenses were down 5% to £12,465m as a result of savings from strategic cost programmes, particularly in Non-Core, the Investment Bank and Personal and Corporate Banking (PCB), reductions in costs to achieve to £539m (2014: £826m) and litigation and conduct charges to £272m (2014: £309m). Statutory total operating expenses, which also included £1,070m (Q314: £500m) of additional provisions for ongoing investigations and litigation including Foreign Exchange and an additional £1,322m (Q314: £910m) of provisions for UK customer redress, were down 1% to £14,431m (2014: £14,596m)

●

The effective tax rate on adjusted profit before tax decreased to 28.7% (2014: 33.0%) and on statutory profit before tax decreased to 30.5% (2014: 40.2%). The reduction reflects the expected full year rate adjusted for the impact of significant one-off items, including adjusting items and the UK bank levy, which are recognised in the period in which they occur. The reduction in the effective tax rate on statutory profit before tax also reflects the non-deductible impairment of assets on the sale of the Spanish business in 2014

●

Adjusted attributable profit was £2,942m (2014: £2,588m) resulting in an adjusted return on average shareholders’ equity of 7.1% (2014: 6.3%). Statutory attributable profit was £2,028m (2014: £1,505m) resulting in a statutory return on average shareholders’ equity of 5.0% (2014: 3.8%)

Core performance

●	Profit before tax increased 7% to £6,005m with improvements in all Core operating businesses, partially offset by a loss before tax in Head Office of £229m (2014: profit of £106m)

–	Growth in profit before tax in the Investment Bank and Barclaycard was particularly strong, increasing 31% to £1,757m and 16% to £1,303m respectively

–	PCB profit before tax improved 14% to £2,568m when excluding the impact of the loss on sale of the US Wealth business and US Wealth customer redress

●	Income increased 2% to £19,042m

–	Barclaycard income increased 12% to £3,649m reflecting growth in US cards and Business Solutions through continued focus on profitable asset growth

–

Investment Bank income increased 3% to £6,110m reflecting a 9% improvement in Macro due to higher income in rates and currency products, a 6% increase in Banking income driven by higher advisory and debt underwriting fees, and lending income, and a 4% increase in Equities income due to higher income in equity derivatives. Credit income decreased 11% due to lower distressed credit and securitised products income, partially offset by higher revenues in the flow credit business

–

Africa Banking income increased 1% to £2,719m. On a constant currency basis[1] income increased 6% reflecting solid growth in Retail and Business Banking (RBB) in South Africa, and strong growth outside of South Africa

–

PCB income decreased 1% to £6,564m. Excluding the impact of lower income in the US Wealth business, the sale of which is expected to complete in Q415, PCB income increased 1%. Corporate income grew 5% from balance growth and improved deposit margins, while Personal income reduced 3% due to mortgage margin pressure and lower fee income

–

Net interest income in PCB, Barclaycard and Africa Banking increased 6% to £8,984m driven by margin improvement in Barclaycard, and volume growth in Barclaycard and PCB. Net interest margin increased 8bps to 4.17%

–

Head Office income decreased to £nil (2014: £215m) impacted by the non-recurrence of net gains from foreign exchange recycling arising from the restructure of Group subsidiaries and gains resulting from a liability management exercise in 2014

●	Credit impairment charges reduced 2% to £1,406m primarily due to a 28% improvement in PCB impairment due to the improving UK economic environment resulting in lower default rates and charges

1	Constant currency results are calculated by converting ZAR results into GBP using the average exchange rate for the nine months ended 30 September 2015.

Barclays PLC	4

Group Performance Review

●

Total operating expenses reduced 1% to £11,632m, reflecting savings from strategic cost programmes, principally in the Investment Bank and PCB, lower costs to achieve of £494m (2014: £655m). This was partially offset by Barclaycard total operating expenses which increased 14% primarily due to continued investment in business growth and the impact of non-recurring items, including an asset write-off of £55m and certain marketing costs. Head Office costs also increased £127m to £233m primarily due to costs relating to the implementation of structural reform

●

Attributable profit increased 14% to £3,672m, while average allocated equity increased £6bn to £47bn as capital was redeployed from Non-Core, resulting in a Core return on average equity of 10.5% (2014: 10.5%)

Non-Core performance

●	Loss before tax increased 31% to £849m reflecting:

–

A reduction in income of £980m to £48m following assets and securities rundown, business sales, including the impact of the sale of the Spanish and UAE businesses, and fair value losses on the Education, Social Housing, and Local Authority (ESHLA) portfolio of £203m (2014: £41m)

–	An improvement in credit impairment charges to £62m (2014: £166m) primarily reflecting the sale of the Spanish business and higher recoveries in Europe

–	A 43% reduction in total operating expenses to £833m due to savings from strategic cost programmes, the sale of the Spanish and UAE businesses, and reduced costs to achieve

●	Non-Core return on average equity dilution was 3.4% (2014: 4.2%) reflecting a £5bn reduction in average allocated equity to £9bn. Period end allocated equity reduced to £9bn

Balance sheet, leverage and capital

●	Total assets increased 3% to £1,237bn compared to 30 June 2015 while leverage exposure remained stable at £1,141bn

–

Net derivative leverage exposure, excluding Potential Future Exposure (PFE), increased £6bn primarily due to an increase in balance sheet assets of £38bn to £379bn (broadly matched by an increase in derivative liabilities), principally reflecting movements in the major interest rate forward curves. This was largely offset by an increase in regulatory derivative netting of £35bn to £343bn

–	The PFE on derivatives decreased £5bn to £155bn mainly as a result of continued legacy portfolio rundown and trade compressions and tear-ups

–

Securities Financing Transactions leverage exposure decreased £6bn, primarily due to reverse repurchase agreements decreasing £9bn to £84bn, mainly driven by lower matched book trading due to balance sheet deleveraging

–

Leverage loans and advances and other assets increased by £7bn to £710bn. This included lending growth of £4bn in PCB and £3bn in Barclaycard, and a £2bn increase in settlement balances. This was partially offset by a £2bn decrease in Africa Banking reflecting the depreciation of ZAR against GBP

●

The leverage ratio increased to 4.2% (30 June 2015: 4.1%) due to an increase in fully loaded Tier 1 capital to £47.9bn (30 June 2015: £46.5bn), driven by the issuance of £1bn of Additional Tier 1 (AT1) securities

●	The fully loaded CRD IV CET1 ratio remained stable at 11.1% (30 June 2015: 11.1%) with CET1 capital increasing £0.4bn to £42.4bn offset by RWAs increasing £5bn to £382bn

–

The increase in CET1 capital was driven by £0.5bn profits after absorbing adjusting items. After adjusting for the impacts of own credit and dividends paid and foreseen, capital generated from earnings increased CET1 capital by £0.3bn. Net increases in other qualifying reserves, which included currency translation reserve movements and pension valuation adjustments, were offset by increases in regulatory deductions, primarily due to the increase in the firm’s prudential valuation adjustment (PVA), reflecting increased valuation uncertainty on the ESHLA portfolio

–	The increase in RWAs was driven by a £7bn increase in Core RWAs to £327bn, primarily in the Investment Bank and PCB, partially offset by a £2bn decrease in Non-Core RWAs to £55bn

●

Net asset value and net tangible asset value per share increased to 337p (30 June 2015: 328p) and 289p (30 June 2015: 279p) respectively driven by profit generated for the period, an increase in the cash flow hedging reserve and other favourable reserve movements as mentioned above

Barclays PLC	5

Group Performance Review

Funding and liquidity

●

The Group continued to maintain surpluses to its internal and regulatory requirements in Q315 with a liquidity pool of £142bn as at 30 September 2015 (30 June 2015: £145bn) and Liquidity Coverage Ratio (LCR) of 118% (30 June 2015: 121%), equivalent to a surplus of £22bn (30 June 2015: £26bn). The quarterly reduction in liquidity surpluses reflects the previously anticipated funding impacts due to the reassessment of sovereign support and updated rating methodologies by credit rating agencies in H115

●

Wholesale funding outstanding excluding repurchase agreements was £147bn (30 June 2015: £157bn). The Group issued £1.2bn of term unsecured funding net of early redemptions during Q315, of which £1.3bn was in public and private senior unsecured debt issued by the holding company, Barclays PLC. During the quarter, Barclays PLC also issued £1bn of AT1 securities. All the capital and debt proceeds raised by Barclays PLC have been used to subscribe for instruments at Barclays Bank PLC, the operating company with a ranking corresponding to the securities issued by Barclays PLC

Other matters

●

Additional provisions of £1,070m (2014: £500m) were recognised in relation to ongoing investigations and litigation including Foreign Exchange. This included provisions of £270m in Q315 relating to the settlement of two residential mortgage backed securities claims with the National Credit Union Administration and the settlement of certain legacy benchmark litigation

●	Additional UK customer redress provisions of £1,322m (2014: £910m) were recognised. This included:

–	A Q315 provision of £290m redress costs as a result of an internal review relating to rates provided to certain customers on foreign exchange transactions between 2005 and 2012

–	H115 charges of £282m for Packaged Bank Account redress costs and £750m of PPI redress costs. No additional provisions for PPI redress were made in Q315

●

Barclays notes the Financial Conduct Authority’s (FCA) announcement of its proposed consultation for the introduction of a deadline by which consumers would need to make their PPI complaints or else lose their right to have them assessed. This consultation is also expected to propose rules and guidance concerning the handling of PPI complaints in light of the 2014 Supreme Court decision in Plevin v Paragon Personal Finance Ltd, with Plevin-type complaints also being subject to the same deadline. Barclays will continue to monitor these developments in its assessment of provisioning for PPI related costs and redress

●

A loss on sale of £201m (2014: £nil) was recognised in Q315 relating to the announced sale of the Portuguese retail business within Non-Core, which is due to complete in Q116. This is in addition to the loss of £118m recognised in H115 relating to the sale of the Spanish business

●

A £496m (2014: £461m) gain on US Lehman acquisition assets was recognised in Q215. Barclays has reached a settlement with the Securities Investor Protection Act Trustee for Lehman Brothers Inc. (LBI) to resolve outstanding litigation between the parties relating to the acquisition of most of the assets of LBI in September 2008

●

A £429m (2014: £nil) gain was recognised in H115 as the valuation of a component of the defined retirement benefit liability was revised to use the long term Consumer Price Index rather than the Retail Price Index, consistent with statutory provisions

Dividends

●	A third interim dividend for 2015 of 1p will be paid on 11 December 2015

Guidance and outlook

●

2016 Core cost guidance has been increased from the previous level of less than £14.5bn excluding costs to achieve, to incorporate approximately £0.4bn of costs relating to the implementation of structural reform. Together with £0.1bn of structural reform implementation costs in 2015, an estimated £1bn of implementation costs are expected over the life of the programme

●

The 2016 Core return on equity excluding costs to achieve guidance has been revised to 11% reflecting the impacts of the tax changes set out in the 2015 UK summer budget and increased costs relating to the implementation of structural reform

●	The accelerated Non-Core RWA target of around £20bn at the end of 2017 is unchanged

●

Non-Core guidance for 2016 has been revised from the previous guidance of a return on equity drag of less than 3% and replaced with a quarterly cost run-rate excluding UK bank levy, litigation and conduct charges, and costs to achieve of £125m per quarter from Q416, as the accelerated rundown is implemented

●	The Investment Bank has seen weaker market conditions in October in comparison to October 2014. However, it is too early in Q4 to make any specific comment on Q4 performance

Tushar Morzaria, Group Finance Director

Barclays PLC	6

Results by Business

Personal and Corporate Banking

	Nine months ended	Nine months ended
Income statement information	30.09.15 £m	30.09.14 £m	YoY % Change
Total income	6,564	6,597	(1)
Credit impairment charges and other provisions	(260)	(359)	28
Net operating income	6,304	6,238	1
Operating expenses	(3,651)	(3,747)	3
Litigation and conduct	(31)	(39)	21
Costs to achieve	(204)	(205)	-
Total operating expenses	(3,886)	(3,991)	3
Other net (expenses)/income	(35)	10
Profit before tax	2,383	2,257	6
Attributable profit	1,748	1,617	8

	As at 30.09.15	As at 30.06.15
Balance sheet information	£bn	£bn
Loans and advances to customers at amortised cost	220.8	217.5
Total assets	294.0	289.9
Customer deposits	302.5	298.5
Risk weighted assets	122.2	120.6

Performance measures	Nine months ended 30.09.15	Nine months ended 30.09.14
Return on average tangible equity	17.3%	16.7%
Average allocated tangible equity (£bn)	13.6	13.0
Return on average equity	13.0%	12.5%
Average allocated equity (£bn)	18.1	17.3
Cost: income ratio	59%	60%
Loan loss rate (bps)	15	22
Net interest margin	2.99%	2.99%

Analysis of total income	£m	£m	YoY % Change
Personal	3,032	3,114	(3)
Corporate	2,812	2,670	5
Wealth	720	813	(11)
Total income	6,564	6,597	(1)

	As at 30.09.15	As at 30.06.15
Analysis of loans and advances to customers at amortised cost	£bn	£bn
Personal	137.7	137.8
Corporate	69.0	66.0
Wealth	14.1	13.7
Total loans and advances to customers at amortised cost	220.8	217.5

Analysis of customer deposits
Personal	148.7	146.3
Corporate	123.2	120.3
Wealth	30.6	31.9
Total customer deposits	302.5	298.5

Barclays PLC	7

Results by Business

Barclaycard

	Nine months ended	Nine months ended
Income statement information	30.09.15 £m	30.09.14 £m	YoY % Change
Total income	3,649	3,247	12
Credit impairment charges and other provisions	(848)	(821)	(3)
Net operating income	2,801	2,426	15
Operating expenses	(1,441)	(1,271)	(13)
Costs to achieve	(83)	(68)	(22)
Total operating expenses	(1,524)	(1,339)	(14)
Other net income	26	39	(33)
Profit before tax	1,303	1,126	16
Attributable profit	919	801	15

	As at 30.09.15	As at 30.06.15
Balance sheet information	£bn	£bn
Loans and advances to customers at amortised cost	38.2	36.9
Total assets	45.8	41.9
Customer deposits	8.3	7.7
Risk weighted assets	40.7	40.3

	Nine months ended	Nine months ended
Performance measures	30.09.15	30.09.14
Return on average tangible equity	24.7%	23.0%
Average allocated tangible equity (£bn)	5.0	4.7
Return on average equity	19.6%	18.5%
Average allocated equity (£bn)	6.3	5.8
Cost: income ratio	42%	41%
Loan loss rate (bps)	271	301
Net interest margin	9.12%	8.98%

Barclays PLC	8

Results by Business

Africa Banking

				Constant currency[1]
	Nine months ended	Nine months ended		Nine months ended	Nine months ended
Income statement information	30.09.15 £m	30.09.14 £m	YoY % Change	30.09.15 £m	30.09.14 £m	YoY % Change
Total income net of insurance claims	2,719	2,701	1	2,719	2,568	6
Credit impairment charges and other provisions	(262)	(270)	3	(262)	(256)	(2)
Net operating income	2,457	2,431	1	2,457	2,312	6
Operating expenses	(1,652)	(1,654)	-	(1,652)	(1,575)	(5)
Litigation and conduct	-	(1)		-	(1)
Costs to achieve	(20)	(28)	29	(20)	(27)	26
Total operating expenses	(1,672)	(1,683)	1	(1,672)	(1,603)	(4)
Other net income	6	8	(25)	6	7	(14)
Profit before tax	791	756	5	791	716	10
Attributable profit	298	272	10	298	256	16

	As at 30.09.15	As at 30.06.15		As at 30.09.15	As at 30.06.15
Balance sheet information	£bn	£bn		£bn	£bn
Loans and advances to customers at amortised cost	31.7	33.8		31.7	30.9
Total assets	52.2	54.0		52.2	49.5
Customer deposits	31.8	34.4		31.8	31.5
Risk weighted assets	36.0	36.4		36.0	33.2

	Nine months ended	Nine months ended
Performance measures	30.09.15	30.09.14
Return on average tangible equity	13.7%	13.2%
Average allocated tangible equity (£bn)	2.9	2.7
Return on average equity	10.1%	9.6%
Average allocated equity (£bn)	3.9	3.8
Cost: income ratio	61%	62%
Loan loss rate (bps)	101	97
Net interest margin	5.98%	5.96%

1	Constant currency results are calculated by converting ZAR results into GBP using the average exchange rate for the nine months ended 30 September 2015 for the income statement and the 30 September 2015 exchange rate for the balance sheet to eliminate the impact of movement in exchange rates between the reporting periods.

Barclays PLC	9

Results by Business

Investment Bank

	Nine months ended	Nine months ended
Income statement information	30.09.15 £m	30.09.14 £m	YoY % Change
Total income	6,110	5,922	3
Credit impairment (charges)/releases and other provisions	(36)	21
Net operating income	6,074	5,943	2
Operating expenses	(4,059)	(4,153)	2
Litigation and conduct	(101)	(96)	(5)
Costs to achieve	(157)	(352)	55
Total operating expenses	(4,317)	(4,601)	6
Profit before tax	1,757	1,342	31
Attributable profit	943	547	72

	As at 30.09.15	As at 30.06.15
Balance sheet information	£bn	£bn
Loans and advances to banks and customers at amortised cost[1]	128.9	123.1
Trading portfolio assets	79.9	81.8
Derivative financial instrument assets	137.0	118.5
Derivative financial instrument liabilities	145.7	127.7
Reverse repurchase agreements and other similar secured lending	69.3	58.4
Total assets	452.0	420.1
Risk weighted assets	120.5	115.3

Performance measures	Nine months ended 30.09.15	Nine months ended 30.09.14
Return on average tangible equity	9.1%	5.1%
Average allocated tangible equity (£bn)	14.0	14.6
Return on average equity	8.6%	4.9%
Average allocated equity (£bn)	14.9	15.3
Cost: income ratio	71%	78%

Analysis of total income	£m	£m	YoY % Change
Investment banking fees	1,637	1,584	3
Lending	360	306	18
Banking	1,997	1,890	6
Credit	774	871	(11)
Equities	1,676	1,615	4
Macro	1,663	1,526	9
Markets	4,113	4,012	3
Banking & Markets	6,110	5,902	4
Other	-	20
Total income	6,110	5,922	3

1	As at 30 September 2015 loans and advances included £103.9bn (30 June 2015: £99.1bn) of loans and advances to customers (including settlement balances of £44.3bn (30 June 2015: £40.4bn) and cash collateral of £29.5bn (30 June 2015: £28.6bn)) and loans and advances to banks of £25.0bn (30 June 2015: £24.0bn) (including settlement balances of £5.0bn (30 June 2015: £5.9bn) and cash collateral of £6.7bn (30 June 2015: £6.4bn)).

Head Office

	Nine months ended	Nine months ended
Income statement information	30.09.15 £m	30.09.14 £m
Net operating income	-	215
Operating expenses	(182)	(46)
Litigation and conduct	(21)	(58)
Costs to achieve	(30)	(2)
Total operating expenses	(233)	(106)
Other net income/(expenses)	4	(3)
(Loss)/profit before tax	(229)	106
Attributable loss	(236)	(11)

	As at 30.09.15	As at 30.06.15
Balance sheet information	£bn	£bn
Total assets	47.1	52.6
Risk weighted assets	7.6	7.5

Barclays PLC	10

Results by Business

Barclays Non-Core

	Nine months ended	Nine months ended
Income statement information	30.09.15 £m	30.09.14 £m	YoY % Change
Total income net of insurance claims	48	1,028	(95)
Credit impairment charges and other provisions	(62)	(166)	63
Net operating income	(14)	862
Operating expenses	(669)	(1,181)	43
Litigation and conduct	(119)	(115)	(3)
Costs to achieve	(45)	(171)	74
Total operating expenses	(833)	(1,467)	43
Other net expenses	(2)	(43)	95
Loss before tax	(849)	(648)	(31)
Attributable loss	(730)	(638)	(14)

	As at 30.09.15	As at 30.06.15
Balance sheet information	£bn	£bn
Loans and advances to banks and customers at amortised cost[1]	50.9	53.9
Loans and advances to customers at fair value	17.6	17.0
Derivative financial instrument assets	239.5	220.9
Derivative financial instrument liabilities	231.0	213.6
Reverse repurchase agreements and other similar secured lending	7.1	15.6
Total assets	345.4	338.2
Customer deposits	17.9	19.6
Risk weighted assets	54.8	56.6
Leverage exposure	151.7	166.3

Performance measures	Nine months ended 30.09.15	Nine months ended 30.09.14
Return on average tangible equity[2]	(4.4%)	(5.4%)
Average allocated tangible equity (£bn)	9.2	13.6
Return on average equity[2]	(3.4%)	(4.2%)
Average allocated equity (£bn)	9.3	13.8
Period end allocated equity (£bn)	8.5	12.1

			YoY
Analysis of total income net of insurance claims	£m	£m	% Change
Businesses	474	873	(46)
Securities and loans	(253)	259
Derivatives	(173)	(104)	(66)
Total income net of insurance claims	48	1,028	(95)

1	As at 30 September 2015 loans and advances included £39.0bn (30 June 2015: £42.7bn) of loans and advances to customers (including settlement balances of £0.4bn (30 June 2015: £1.0bn) and cash collateral of £19.4bn (30 June 2015: £18.0bn)) and loans and advances to banks of £11.9bn (30 June 2015: £11.2bn) (including settlement balances of £0.0bn (30 June 2015: £0.2bn) and cash collateral of £11.4bn (30 June 2015: £10.5bn)).
2	Return on average equity and average tangible equity for Barclays Non-Core represents its impact on the Group, being the difference between Barclays Group returns and Barclays Core returns. This does not represent the return on average equity and average tangible equity of the Non-Core business.

Barclays PLC	11

Quarterly Results Summary

Barclays results by quarter	Q315	Q215	Q115	Q414	Q314	Q214	Q114	Q413[1]
	£m	£m	£m	£m	£m	£m	£m	£m
Statutory basis
Total income net of insurance claims	6,303	7,330	6,558	5,021	6,883	6,615	6,769	6,544
Credit impairment charges and other provisions	(495)	(496)	(477)	(573)	(509)	(538)	(548)	(718)
Net operating income	5,808	6,834	6,081	4,448	6,374	6,077	6,221	5,826
Operating expenses	(4,543)	(4,824)	(4,525)	(5,032)	(4,487)	(5,088)	(4,195)	(4,856)
Costs to achieve	(223)	(196)	(120)	(339)	(332)	(254)	(240)	(468)
UK bank levy	-	-	-	(462)	-	-	-	(504)
Total operating expenses	(4,766)	(5.020)	(4,645)	(5,883)	(4,819)	(5,342)	(4,435)	(5,828)
Other net (expenses)/income	(181)	(37)	(99)	(81)	(334)	(46)	26	19
Statutory profit before tax	861	1,777	1,337	(1,466)	1,221	689	1,812	17
Tax (charge)/credit	(208)	(394)	(612)	85	(601)	(298)	(597)	(531)
Statutory profit after tax	653	1,383	725	(1,381)	620	391	1,215	(514)

Attributable to:
Ordinary equity holders of the parent	417	1,146	465	(1.679)	379	161	965	(642)
Other equity holders	79	79	80	80	80	41	49	-
Non-controlling interests	157	158	180	218	161	189	201	128

Adjusted basis
Total income net of insurance claims	6,108	6,552	6,430	6,018	6,378	6,682	6,650	6,639
Credit impairment charges and other provisions	(495)	(496)	(477)	(573)	(509)	(538)	(548)	(718)
Net operating income	5,613	6,056	5,953	5,445	5,869	6,144	6,102	5,921
Operating expenses	(3,842)	(3,897)	(3,915)	(3,942)	(3,879)	(4,042)	(4,130)	(4,500)
Litigation and conduct	(138)	(77)	(57)	(140)	(98)	(146)	(65)	(104)
Costs to achieve	(223)	(196)	(120)	(339)	(332)	(254)	(240)	(468)
UK bank levy	-	-	-	(462)	-	-	-	(504)
Total operating expenses	(4,203)	(4,170)	(4,092)	(4,883)	(4,309)	(4,442)	(4,435)	(5,576)
Other net income/(expenses)	17	(37)	19	1	30	(46)	26	19
Adjusted profit before tax	1,427	1,849	1,880	563	1,590	1,656	1,693	364

Adjusting items
Own credit[2]	(195)	(282)	(128)	62	(44)	67	(119)	95
Gain on US Lehman acquisition assets[2]	-	(496)	-	-	(461)	-	-	-
ESHLA valuation revision[2]	-	-	-	935	-	-	-	-
Gain on valuation of a component of the defined retirement benefit liability[3]	-	-	(429)	-	-	-	-	-
Provisions for ongoing investigations and litigation including Foreign Exchange[3]	270	-	800	750	500	-	-	173
Provisions for UK customer redress[3]	290	850	182	200	10	900	-	-
Goodwill impairment[3]	-	-	-	-	-	-	-	79
Losses on sale relating to the Spanish and Portuguese businesses[4]	201	-	118	82	364	-	-	-
Total adjusting items	566	72	543	2.029	369	967	(119)	347

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	1,236.5	1,196.7	1,416.4	1,357.9	1,365.7	1,314.9	1,362.1	1,343.6
Risk weighted assets	381.9	376.7	395.9	401.9	412.9	411.1	436.3	442.5

Adjusted performance measures
Return on average tangible shareholders’ equity	6.7%	9.1%	9.0%	1.7%	7.1%	7.5%	7.6%	(2.4%)
Average tangible shareholders’ equity	47.9	47.7	48.7	48.9	47.6	47.5	47.2	47.1
Return on average shareholders’ equity	5.7%	7.8%	7.7%	1.5%	6.1%	6.4%	6.5%	(2.1%)
Average shareholders’ equity	56.1	56.0	57.0	57.1	55.6	55.3	54.8	54.9
Cost: income ratio	69%	64%	64%	81%	68%	66%	67%	84%
Loan loss rate (bps)	40	41	37	48	42	44	45	59
Basic earnings/(loss) per share	4.8p	6.5p	6.6p	1.3p	5.2p	5.4p	5.5p	(2.0p)

Statutory performance measures
Return on average tangible shareholders’ equity	3.6%	9.8%	4.0%	(13.8%)	3.4%	1.4%	8.4%	(5.5%)
Average tangible shareholders’ equity	47.6	47.2	48.1	48.3	46.8	46.7	46.4	46.3
Return on average shareholders’ equity	3.1%	8.4%	3.4%	(11.8%)	2.9%	1.2%	7.2%	(4.7%)
Average shareholders’ equity	55.8	55.5	56.3	56.4	54.8	54.5	54.0	54.1
Cost: income ratio	76%	68%	71%	116%	70%	81%	66%	89%
Basic earnings/(loss) per share	2.6p	7.0p	2.9p	(10.2p)	2.4p	1.0p	6.0p	(4.5p)

1	Q413 adjusted total operating expenses and profit before tax have been revised to account for the reclassification of £173m of charges, relating to a US residential mortgage-related business settlement with the Federal Housing Finance Agency, to provisions for ongoing investigations and litigation including Foreign Exchange to aid comparability.
2	Adjusting item recorded in total income net of insurance claims.
3	Adjusting item recorded in operating expenses.
4	Adjusting item recorded in other net (expense)/income and operating expenses.

Barclays PLC	12

Quarterly Results Summary

Barclays Core[1]	Q315	Q215	Q115	Q414	Q314	Q214	Q114	Q413[2]
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	6,102	6,520	6,420	5,996	6,008	6,397	6,277	6,189
Credit impairment charges and other provisions	(470)	(488)	(448)	(571)	(492)	(456)	(481)	(542)
Net operating income	5,632	6,032	5,972	5,425	5,516	5,941	5,796	5,647
Operating expenses	(3,626)	(3,663)	(3,696)	(3,614)	(3,557)	(3,602)	(3,710)	(4,045)
Litigation and conduct	(64)	(41)	(48)	(56)	(16)	(136)	(43)	(69)
Costs to achieve	(201)	(184)	(109)	(298)	(202)	(237)	(216)	(365)
UK bank levy	-	-	-	(371)	-	-	-	(395)
Total operating expenses	(3,891)	(3,888)	(3,853)	(4,339)	(3,775)	(3,975)	(3,969)	(4,874)
Other net income/(expenses)	23	(39)	17	9	6	27	20	15
Profit before tax	1,764	2,105	2,136	1,095	1,747	1,993	1,847	788
Attributable profit	1,115	1,273	1,284	638	1,002	1,171	1,053	601

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	891.1	858.5	949.6	886.5	899.3	846.3	863.7	832.4
Risk weighted assets	327.0	320.1	331.1	326.6	331.9	323.6	330.3	332.6

Performance measures
Return on average tangible equity	11.4%	13.3%	13.5%	7.0%	11.5%	13.8%	13.2%	7.6%
Average allocated tangible equity (£bn)	39.6	38.6	38.5	37.0	35.2	34.0	32.2	31.4
Return on average equity	9.5%	11.0%	11.1%	5.8%	9.5%	11.3%	10.7%	6.2%
Average allocated equity (£bn)	47.7	46.7	46.7	45.0	43.0	41.6	39.6	38.9
Cost: income ratio	64%	60%	60%	72%	63%	62%	63%	79%
Loan loss rate (bps)	43	45	41	55	46	44	60	56
Basic earnings per share contribution	6.8p	7.7p	7.8p	4.0p	6.2p	7.2p	6.5p	4.2p

Barclays Non-Core
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Businesses	199	153	122	228	327	245	301	322
Securities and loans	(138)	(42)	(73)	(142)	106	66	87	121
Derivatives	(55)	(79)	(39)	(64)	(63)	(26)	(15)	7
Total income net of insurance claims	6	32	10	22	370	285	373	450
Credit impairment charges and other provisions	(25)	(8)	(29)	(2)	(17)	(82)	(67)	(176)
Net operating (expense)/income	(19)	24	(19)	20	353	203	306	274
Operating expenses	(216)	(234)	(219)	(329)	(321)	(441)	(419)	(456)
Litigation and conduct	(74)	(36)	(9)	(83)	(82)	(10)	(23)	(208)
Costs to achieve	(22)	(12)	(11)	(41)	(130)	(17)	(24)	(103)
UK bank levy	-	-	-	(91)	-	-	-	(109)
Total operating expenses	(312)	(282)	(239)	(544)	(533)	(468)	(466)	(876)
Other net (expenses)/income	(6)	2	2	(8)	23	(72)	6	4
Loss before tax	(337)	(256)	(256)	(532)	(157)	(337)	(154)	(598)
Attributable loss	(328)	(203)	(199)	(448)	(173)	(294)	(171)	(997)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	50.9	53.9	65.6	63.9	64.5	75.5	83.4	81.9
Loans and advances to customers at fair value	17.6	17.0	18.5	18.7	18.1	17.0	17.5	17.6
Derivative financial instrument assets	239.5	220.9	301.9	285.4	249.6	227.0	231.5	239.3
Derivative financial instrument liabilities	231.0	213.6	295.6	277.1	240.0	215.0	220.9	228.3
Reverse repurchase agreements and other similar secured lending	7.1	15.6	42.8	49.3	73.9	86.8	98.3	104.7
Total assets	345.4	338.2	466.8	471.5	466.5	468.6	498.4	511.2
Customer deposits	17.9	19.6	20.5	21.6	22.2	28.6	30.7	29.3
Risk weighted assets	54.8	56.6	64.8	75.3	81.0	87.5	106.0	109.9

Performance measures
Return on average tangible equity[3]	(4.7%)	(4.2%)	(4.5%)	(5.3%)	(4.4%)	(6.3%)	(5.6%)	(10.0%)
Average allocated tangible equity (£bn)	8.3	9.1	10.2	11.9	12.4	13.5	15.0	15.7
Return on average equity[3]	(3.8%)	(3.2%)	(3.4%)	(4.3%)	(3.4%)	(4.9%)	(4.2%)	(8.3%)
Average allocated equity (£bn)	8.4	9.3	10.3	12.1	12.6	13.7	15.2	16.0
Period end allocated equity (£bn)	8.5	8.3	9.7	11.0	12.1	12.7	14.9	15.1
Basic earnings per share contribution	(2.0p)	(1.2p)	(1.2p)	(2.7p)	(1.0p)	(1.8p)	(1.0p)	(6.2p)

1	Barclays Core represents the sum of five Operating Segments results outlined on page 8 to 11, each of which is prepared in accordance with IFRS 8 Operating Segments: Personal and Corporate Banking, Barclaycard, Africa Banking, Investment Bank and Head Office.
2	Q413 total operating expenses and profit before tax have been revised to account for the reclassification of £173m of charges, relating to a US residential mortgage-related business settlement with the Federal Housing Finance Agency, to provisions for ongoing investigations and litigation including Foreign Exchange to aid comparability.
3	Return on average equity and average tangible equity for Barclays Non-Core represents its impact on the Group, being the difference between Barclays Group returns and Barclays Core returns. This does not represent the return on average equity and average tangible equity of the Non-Core business.

Barclays PLC	13

Quarterly Core Results by Business

Personal and Corporate Banking	Q315	Q215	Q115	Q414	Q314	Q214	Q114	Q413
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	2,180	2,210	2,174	2,231	2,236	2,188	2,173	2,166
Credit impairment charges and other provisions	(82)	(99)	(79)	(123)	(129)	(95)	(135)	(169)
Net operating income	2,098	2,111	2,095	2,108	2,107	2,093	2,038	1,997
Operating expenses	(1,185)	(1,232)	(1,234)	(1,204)	(1,222)	(1,247)	(1,278)	(1,371)
Litigation and conduct	(6)	(23)	(2)	(15)	(10)	(9)	(20)	(17)
Costs to achieve	(65)	(97)	(42)	(195)	(90)	(58)	(57)	(219)
UK bank levy	-	-	-	(70)	-	-	-	(66)
Total operating expenses	(1,256)	(1,352)	(1,278)	(1,484)	(1,322)	(1,314)	(1,355)	(1,673)
Other net income/(expenses)	13	(50)	2	4	4	1	5	3
Profit before tax	855	709	819	628	789	780	688	327
Attributable profit	646	500	602	441	578	559	480	281

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	220.8	217.5	219.0	217.0	215.7	216.7	215.5	212.2
Total assets	294.0	289.9	294.1	285.0	275.7	268.1	271.5	278.5
Customer deposits	302.5	298.5	298.1	299.2	295.9	298.3	297.2	295.9
Risk weighted assets	122.2	120.6	122.5	120.2	120.0	117.9	116.1	118.3

Performance measures
Return on average tangible equity	19.2%	14.9%	17.8%	13.3%	17.8%	17.5%	14.7%	8.6%
Average allocated tangible equity (£bn)	13.6	13.6	13.6	13.4	13.1	12.9	13.1	13.1
Return on average equity	14.4%	11.2%	13.4%	10.0%	13.4%	13.1%	11.1%	6.5%
Average allocated equity (£bn)	18.1	18.1	18.1	17.8	17.5	17.2	17.4	17.4
Cost: income ratio	58%	61%	59%	67%	59%	60%	62%	77%
Loan loss rate (bps)	14	18	14	22	23	17	25	31
Net interest margin	2.97%	2.99%	3.02%	3.02%	3.05%	2.93%	2.99%	2.91%

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal	1,018	1,005	1,009	1,045	1,061	1,027	1,026	1,037
Corporate	935	970	907	922	902	889	879	866
Wealth	227	235	258	264	273	272	268	263
Total income	2,180	2,210	2,174	2,231	2,236	2,188	2,173	2,166

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal	137.7	137.8	137.5	136.8	136.5	135.9	134.9	133.8
Corporate	69.0	66.0	66.5	65.1	63.1	64.8	64.2	62.5
Wealth	14.1	13.7	15.0	15.1	16.1	16.0	16.4	15.9
Total loans and advances to customers at amortised cost	220.8	217.5	219.0	217.0	215.7	216.7	215.5	212.2

Analysis of customer deposits
Personal	148.7	146.3	145.3	145.8	143.0	141.6	141.3	140.5
Corporate	123.2	120.3	120.9	122.2	120.7	123.7	120.9	118.5
Wealth	30.6	31.9	31.9	31.2	32.2	33.0	35.0	36.9
Total customer deposits	302.5	298.5	298.1	299.2	295.9	298.3	297.2	295.9

Barclays PLC	14

Quarterly Core Results by Business

Barclaycard	Q315	Q215	Q115	Q414	Q314	Q214	Q114	Q413
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	1,292	1,222	1,135	1,109	1,123	1,082	1,042	1,034
Credit impairment charges and other provisions	(285)	(273)	(290)	(362)	(284)	(268)	(269)	(266)
Net operating income	1,007	949	845	747	839	814	773	768
Operating expenses	(480)	(496)	(465)	(456)	(449)	(420)	(402)	(446)
Litigation and conduct	-	-	-	-	-	-	-	(11)
Costs to achieve	(27)	(31)	(25)	(50)	(32)	(23)	(13)	(38)
UK bank levy	-	-	-	(29)	-	-	-	(22)
Total operating expenses	(507)	(527)	(490)	(535)	(481)	(443)	(415)	(517)
Other net income	8	7	11	1	4	25	10	5
Profit before tax	508	429	366	213	362	396	368	256
Attributable profit	353	307	259	137	262	285	254	169

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	38.2	36.9	36.8	36.6	34.8	33.2	31.9	31.5
Total assets	45.8	41.9	42.4	41.3	38.9	36.2	35.0	34.4
Customer deposits	8.3	7.7	8.0	7.3	6.5	5.9	5.8	5.1
Risk weighted assets	40.7	40.3	39.9	39.9	38.6	37.7	36.4	35.7

Performance measures
Return on average tangible equity	28.3%	24.9%	21.0%	11.2%	21.8%	24.7%	22.6%	16.1%
Average allocated tangible equity (£bn)	5.0	5.0	5.0	4.9	4.8	4.6	4.5	4.2
Return on average equity	22.5%	19.7%	16.6%	9.0%	17.5%	19.7%	18.2%	12.7%
Average allocated equity (£bn)	6.3	6.3	6.3	6.2	6.0	5.8	5.6	5.3
Cost: income ratio	39%	43%	43%	48%	43%	41%	40%	50%
Loan loss rate (bps)	271	283	305	374	309	309	325	320
Net interest margin	9.26%	9.31%	8.78%	8.13%	8.84%	8.92%	9.19%	8.85%

Barclays PLC	15

Quarterly Core Results by Business

Africa Banking	Q315	Q215	Q115	Q414	Q314	Q214	Q114	Q413
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	861	910	948	963	928	895	878	980
Credit impairment charges and other provisions	(69)	(103)	(90)	(79)	(74)	(100)	(96)	(104)
Net operating income	792	807	858	884	854	795	782	876
Operating expenses	(536)	(557)	(559)	(590)	(572)	(545)	(537)	(616)
Litigation and conduct	-	-	-	(1)	(1)	-	-	-
Costs to achieve	(7)	(7)	(6)	(23)	(11)	(8)	(9)	(15)
UK bank levy	-	-	-	(45)	-	-	-	(42)
Total operating expenses	(543)	(564)	(565)	(659)	(584)	(553)	(546)	(673)
Other net income	2	2	2	3	2	2	4	-
Profit before tax	251	245	295	228	272	244	240	203
Attributable profit	90	96	112	88	91	78	103	30

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	31.7	33.8	35.7	35.2	34.5	33.8	35.0	34.9
Total assets	52.2	54.0	57.8	55.5	54.6	52.4	54.1	54.9
Customer deposits	31.8	34.4	35.0	35.0	33.4	33.2	34.0	34.6
Risk weighted assets	36.0	36.4	39.3	38.5	37.9	36.5	36.6	38.0

Performance measures
Return on average tangible equity	13.3%	13.2%	14.7%	11.9%	13.1%	11.3%	15.5%	4.2%
Average allocated tangible equity (£bn)	2.7	2.9	3.1	2.9	2.8	2.8	2.7	2.8
Return on average equity	9.7%	9.7%	10.8%	8.7%	9.5%	8.1%	11.1%	3.0%
Average allocated equity (£bn)	3.7	3.9	4.1	4.0	3.8	3.8	3.7	4.0
Cost: income ratio	63%	62%	60%	68%	63%	62%	62%	69%
Loan loss rate (bps)	79	112	94	83	79	111	104	105
Net interest margin	5.96%	5.87%	6.06%	5.94%	6.12%	5.83%	5.91%	5.87%

Constant currency[1]
Income statement information	£m	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	861	838	834	839	828	790	781
Credit impairment charges and other provisions	(69)	(94)	(79)	(68)	(65)	(88)	(85)
Net operating income	792	744	755	771	763	702	696
Operating expenses	(536)	(514)	(495)	(518)	(513)	(484)	(480)
Litigation and conduct	-	-	-	-	-	-	-
Costs to achieve	(7)	(7)	(5)	(20)	(9)	(8)	(7)
UK bank levy	-	-	-	(45)	-	-	-
Total operating expenses	(543)	(521)	(500)	(583)	(522)	(492)	(487)
Other net income	2	2	2	3	1	2	4
Profit before tax	251	225	257	191	242	212	213
Attributable profit	90	88	96	73	78	73	91

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	31.7	30.9	30.7	30.3	30.2	29.3	29.3
Total assets	52.2	49.5	50.0	48.0	47.9	45.6	45.6
Customer deposits	31.8	31.5	30.2	30.3	29.3	28.9	28.7
Risk weighted assets	36.0	33.2	33.7	33.1	33.1	31.6	30.6

1	Constant currency results are calculated by converting ZAR results into GBP using the average exchange rate for the three months ended 30 September 2015 for the income statement and the 30 September 2015 closing exchange rate for the balance sheet to eliminate the impact of movement in exchange rates between the reporting periods.

Barclays PLC	16

Quarterly Core Results by Business

Investment Bank	Q315	Q215	Q115	Q414	Q314	Q214	Q114	Q413
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Investment banking fees	502	586	549	527	410	661	513	571
Lending	155	122	83	111	137	66	103	68
Banking	657	708	632	638	547	727	616	639
Credit	228	272	274	173	255	270	346	231
Equities	441	616	619	431	395	629	591	421
Macro	485	554	624	424	470	504	552	494
Markets	1,154	1,442	1,517	1,028	1,120	1,403	1,489	1,146
Banking & Markets	1,811	2,150	2,149	1,666	1,667	2,130	2,105	1,785
Other	-	-	-	-	(2)	24	(2)	(3)
Total income	1,811	2,150	2,149	1,666	1,665	2,154	2,103	1,782
Credit impairment (charges)/releases and other provisions	(35)	(12)	11	(7)	(5)	7	19	(6)
Net operating income	1,776	2,138	2,160	1,659	1,660	2,161	2,122	1,776
Operating expenses	(1,321)	(1,328)	(1,410)	(1,351)	(1,305)	(1,357)	(1,491)	(1,575)
Litigation and conduct	(44)	(13)	(44)	(33)	(1)	(85)	(10)	(31)
Costs to achieve	(94)	(32)	(31)	(22)	(70)	(152)	(130)	(71)
UK bank levy	-	-	-	(218)	-	-	-	(236)
Total operating expenses	(1,459)	(1,373)	(1,485)	(1,624)	(1,376)	(1,594)	(1,631)	(1,913)
Profit/(loss) before tax	317	765	675	35	284	567	491	(137)
Attributable profit/(loss)	182	417	344	(150)	112	204	231	(74)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	128.9	123.1	134.4	106.3	123.1	117.2	129.7	104.5
Trading portfolio assets	79.9	81.8	99.1	94.8	98.8	101.2	101.2	96.6
Derivative financial instrument assets	137.0	118.5	175.9	152.6	131.4	104.2	99.9	108.7
Derivative financial instrument liabilities	145.7	127.7	186.0	160.6	137.6	109.5	106.7	116.6
Reverse repurchase agreements and other similar secured lending	69.3	58.4	58.0	64.3	82.8	83.0	86.6	78.2
Total assets	452.0	420.1	509.6	455.7	488.4	446.2	469.4	438.0
Risk weighted assets	120.5	115.3	123.0	122.4	127.9	123.9	125.2	124.4

Performance measures
Return on average tangible equity	5.5%	12.2%	9.7%	(3.9%)	3.3%	5.6%	6.4%	(2.1%)
Average allocated tangible equity (£bn)	13.7	13.9	14.5	14.7	14.2	14.8	14.7	14.4
Return on average equity	5.2%	11.5%	9.1%	(3.7%)	3.1%	5.3%	6.1%	(2.0%)
Average allocated equity (£bn)	14.6	14.8	15.4	15.6	15.0	15.5	15.4	15.1
Cost: income ratio	81%	64%	69%	97%	83%	74%	78%	107%

Head Office
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total (expense)/income	(42)	28	14	27	56	78	81	227
Credit impairment releases/(charges) and other provisions	1	(1)	-	-	-	-	-	3
Net operating (expense)/income	(41)	27	14	27	56	78	81	230
Operating expenses	(104)	(50)	(28)	(11)	(9)	(34)	(3)	(37)
Litigation and conduct	(14)	(5)	(2)	(8)	(4)	(42)	(12)	(10)
Costs to achieve	(8)	(17)	(5)	(8)	-	5	(7)	(22)
UK bank levy	-	-	-	(9)	-	-	-	(29)
Total operating expenses	(126)	(72)	(35)	(36)	(13)	(71)	(22)	(98)
Other net income/(expenses)	-	2	2	-	(3)	(1)	1	7
(Loss)/profit before tax	(167)	(43)	(19)	(9)	40	6	60	139
Attributable (loss)/profit	(156)	(47)	(33)	122	(41)	45	(15)	192

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	47.1	52.6	45.7	49.1	41.5	43.3	33.7	26.6
Risk weighted assets	7.6	7.5	6.3	5.6	7.5	7.6	16.0	16.2
Average allocated tangible equity	4.6	3.2	2.3	1.1	0.3	(1.1)	(2.8)	(3.1)
Average allocated equity	5.0	3.6	2.8	1.4	0.7	(0.7)	(2.5)	(2.9)

Barclays PLC	17

Performance Management

Returns and equity by business

	Nine months ended 30.09.15	Nine months ended 30.09.14
Return on average tangible equity	%	%
Personal and Corporate Banking	17.3	16.7
Barclaycard	24.7	23.0
Africa Banking	13.7	13.2
Investment Bank	9.1	5.1
Barclays Core excluding Head Office	14.8	12.4
Head Office impact[1]	(2.1)	0.4
Barclays Core	12.7	12.8
Barclays Non-Core impact[1]	(4.4)	(5.4)
Barclays Group adjusted total[2]	8.3	7.4
Barclays Group statutory total	5.8	4.4
	Nine months ended 30.09.15	Nine months ended 30.09.14
Return on average equity	%	%
Personal and Corporate Banking	13.0	12.5
Barclaycard	19.6	18.5
Africa Banking	10.1	9.6
Investment Bank	8.6	4.9
Barclays Core excluding Head Office	12.2	10.3
Head Office impact[1]	(1.7)	0.2
Barclays Core	10.5	10.5
Barclays Non-Core impact[1]	(3.4)	(4.2)
Barclays Group adjusted total[2]	7.1	6.3
Barclays Group statutory total	5.0	3.8
Profit/(loss) attributable to ordinary equity holders of the parent[3]	Nine months ended 30.09.15 £m	Nine months ended 30.09.14 £m
Personal and Corporate Banking	1,765	1,629
Barclaycard	925	805
Africa Banking	298	272
Investment Bank	962	559
Head Office	(240)	(11)
Barclays Core	3,710	3,254
Barclays Non-Core	(720)	(629)
Barclays Group adjusted total[2]	2,990	2,625
Barclays Group statutory total	2,028	1,505

1	Return on average equity and average tangible equity for Head Office and Barclays Non-Core represents their impact on Barclays Core and the Group respectively. This does not represent the return on average equity and average tangible equity of Head Office or the Non-Core business.
2	Adjusted Barclays Group profit excludes the post-tax impact of the provisions for UK customer redress of £1,322m (2014: £910m); provisions for investigations and litigation including Foreign Exchange of £1,070m (2014: £500m), gain on US Lehman acquisition assets of £496m (2014: £461m) the own credit gain of £605m (2014: £96m gain); the gain on valuation of a component of the defined retirement benefit liability of £429m (2014: £nil) and the losses on sale relating to the Spanish and Portuguese businesses of £319m (2014: £364m).
3	Profit for the period attributable to ordinary equity holders of the parent includes the tax credit recorded in reserves in respect of interest payments on other equity instruments.

Barclays PLC	18

Performance Management

	Nine months ended 30.09.15	Nine months ended 30.09.14
Average allocated tangible equity	£bn	£bn
Personal and Corporate Banking	13.6	13.0
Barclaycard	5.0	4.7
Africa Banking	2.9	2.7
Investment Bank	14.0	14.6
Head Office[1]	3.4	(1.2)
Barclays Core	38.9	33.8
Barclays Non-Core	9.2	13.6
Barclays Group adjusted total[2]	48.1	47.4
Barclays Group statutory total	47.6	46.8
	Nine months ended 30.09.15	Nine months ended 30.09.14
Average allocated equity	£bn	£bn
Personal and Corporate Banking	18.1	17.3
Barclaycard	6.3	5.8
Africa Banking	3.9	3.8
Investment Bank	14.9	15.3
Head Office[1]	3.8	(0.8)
Barclays Core	47.0	41.4
Barclays Non-Core	9.3	13.8
Barclays Group adjusted total[2]	56.3	55.2
Barclays Group statutory total	55.8	54.8
	As at 30.09.15	As at 30.06.15
Period end allocated equity	£bn	£bn
Personal and Corporate Banking	18.2	17.9
Barclaycard	6.3	6.3
Africa Banking	3.6	3.9
Investment Bank	14.4	13.7
Head Office[1]	5.8	5.2
Barclays Core	48.3	47.0
Barclays Non-Core	8.5	8.3
Barclays Group adjusted total[2]	56.8	55.3
Barclays Group statutory total	56.6	55.3

1	Based on risk weighted assets and capital deductions in Head Office, plus the residual balance of average ordinary shareholders’ equity and tangible ordinary shareholders’ equity.
2	Adjusted Barclays Group average allocated equity, average allocated tangible equity and period end allocated equity exclude the cumulative impact of own credit charge on retained earnings.

Barclays PLC	19

Performance Management

Margins and balances

	Nine months ended 30.09.15			Nine months ended 30.09.14
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Personal and Corporate Banking	4,809	214,748	2.99	4,679	209,284	2.99
Barclaycard	2,608	38,221	9.12	2,287	34,050	8.98
Africa Banking	1,567	35,063	5.98	1,547	34,720	5.96
Total Personal and Corporate Banking, Barclaycard and Africa Banking	8,984	288,032	4.17	8,513	278,054	4.09
Other	380			613
Total net interest income	9,364			9,126

Quarterly analysis for PCB, Barclaycard and Africa Banking

	Three months ended 30.09.15
	Net interest income	Average customer assets	Net interest margin
	£m	£m	%
Personal and Corporate Banking	1,606	214,505	2.97
Barclaycard	904	38,721	9.26
Africa Banking	499	33,205	5.96
Total Personal and Corporate Banking, Barclaycard and Africa Banking	3,009	286,431	4.17
	Three months ended 30.06.15
Personal and Corporate Banking	1,602	215,069	2.99
Barclaycard	883	38,025	9.31
Africa Banking	521	35,610	5.87
Total Personal and Corporate Banking, Barclaycard and Africa Banking	3,006	288,704	4.18
	Three months ended 31.03.15
Personal and Corporate Banking	1,601	214,645	3.02
Barclaycard	821	37,909	8.78
Africa Banking[1]	547	36,603	6.06
Total Personal and Corporate Banking, Barclaycard and Africa Banking	2,969	289,157	4.18
	Three months ended 31.12.14
Personal and Corporate Banking	1,619	212,444	3.02
Barclaycard	757	36,932	8.13
Africa Banking	546	36,465	5.94
Total Personal and Corporate Banking, Barclaycard and Africa Banking	2,922	285,841	4.06

1	Q115 net interest income has been revised by £14m to accurately reflect the classification of income across financial statement line items.

Barclays PLC	20

Condensed Consolidated Financial Statements

Consolidated summary income statement

Continuing operations	Nine months ended 30.09.15	Nine months ended 30.09.14
	£m	£m
Total income net of insurance claims	20,191	20,267
Credit impairment charges and other provisions	(1,468)	(1,595)
Net operating income	18,723	18,672

Staff costs	(7,394)	(8,377)
Administration and general expenses	(7,037)	(6,219)
Operating expenses	(14,431)	(14,596)

Loss on disposal of undertakings and share of results of associates and joint ventures	(317)	(354)
Profit before tax	3,975	3,722
Tax	(1,214)	(1,496)
Profit after tax	2,761	2,226

Attributable to:
Ordinary equity holders of the parent	2,028	1,505
Other equity holders	238	170
Total equity holders	2,266	1,675
Non-controlling interests	495	551
Profit after tax	2,761	2,226

Earnings per share from continuing operations[1]
Basic earnings per ordinary share[1]	12.4p	9.4p

1	The profit after tax attributable to other equity holders of £238m (Q314 YTD: £170m) is offset by a tax credit recorded in reserves of £48m (Q314 YTD: £36m). The net amount of £190m (Q314 YTD: £134m), along with non-controlling interests (NCI) is deducted from profit after tax in order to calculate earnings per share.

Barclays PLC	21

Condensed Consolidated Financial Statements

Consolidated summary balance sheet

	As at	As at	As at
Assets	30.09.15	30.06.15	31.12.14
	£m	£m	£m
Cash, balances at central banks	34,544	33,341	39,695
Items in the course of collection from other banks	1,417	1,227	1,210
Trading portfolio assets	95,356	98,048	114,717
Financial assets designated at fair value	34,413	33,335	38,300
Derivative financial instruments[1]	378,930	341,312	439,909
Available for sale financial investments	98,901	96,210	86,066
Loans and advances to banks	48,233	44,548	42,111
Loans and advances to customers	434,497	430,719	427,767
Reverse repurchase agreements and other similar secured lending	83,928	93,138	131,753
Other assets	26,310	24,841	36,378
Total assets	1,236,529	1,196,719	1,357,906

Liabilities
Deposits from banks	55,832	55,978	58,390
Items in the course of collection due to banks	1,557	1,539	1,177
Customer accounts	443,442	438,270	427,704
Repurchase agreements and other similar secured borrowing	85,158	85,092	124,479
Trading portfolio liabilities	43,887	41,818	45,124
Financial liabilities designated at fair value	46,756	51,284	56,972
Derivative financial instruments[1]	379,126	342,964	439,320
Debt securities in issue	72,125	75,525	86,099
Subordinated liabilities	20,644	19,664	21,153
Other liabilities	19,927	19,010	31,530
Total liabilities	1,168,454	1,131,144	1,291,948

Equity
Called up share capital and share premium	21,551	21,523	20,809
Other reserves	2,070	1,334	2,724
Retained earnings	33,010	32,099	31,712
Shareholders’ equity attributable to ordinary shareholders of the parent	56,631	54,956	55,245
Other equity instruments	5,314	4,325	4,322
Total equity excluding non-controlling interests	61,945	59,281	59,567
Non-controlling interests	6,130	6,294	6,391
Total equity	68,075	65,575	65,958

Total liabilities and equity	1,236,529	1,196,719	1,357,906

1	Financial collateral of £45.1bn (June 2015: £40.1bn) was received in respect of derivative assets, including £37.3bn (June 2015: £33.0bn) of cash collateral and £7.8bn (June 2015: £7.1bn) of non-cash collateral. Financial collateral of £47.7bn (June 2015: £42.2bn) was placed in respect of derivative liabilities, including £39.2bn (June 2015: £35.6bn) of cash collateral and £8.5bn (June 2015: £6.6bn) of non-cash collateral (collateral amounts limited to net balance sheet exposure so as to not include over-collateralisation).

Barclays PLC	22

Condensed Consolidated Financial Statements

Consolidated statement of changes in equity

	Called up share capital and share premium	Other equity instruments	Other reserves[1]	Retained earnings	Total	Non- controlling interests	Total equity
Nine months ended 30.09.15	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2015	20,809	4,322	2,724	31,712	59,567	6,391	65,958
Profit after tax	-	238	-	2,028	2,266	495	2,761
Other comprehensive profit after tax for the period	-	-	(679)	450	(229)	(319)	(548)
Issue of shares	742	-	-	455	1,197	-	1,197
Issue and exchange of equity instruments	-	995	-	-	995	-	995
Dividends	-	-	-	(913)	(913)	(445)	(1,358)
Coupons paid on other equity instruments	-	(238)	-	48	(190)	-	(190)
Treasury shares	-	-	25	(736)	(711)	-	(711)
Other movements	-	(3)	-	(34)	(37)	8	(29)
Balance as at 30 September 2015	21,551	5,314	2,070	33,010	61,945	6,130	68,075

	Called up share capital and share premium	Other equity instruments	Other reserves[1]	Retained earnings	Total	Non- controlling interests	Total equity
Three months ended 30.09.15	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 July 2015	21,523	4,325	1,334	32,099	59,281	6,294	65,575
Profit after tax	-	79	-	417	496	157	653
Other comprehensive profit after tax for the period	-	-	713	503	1,216	(182)	1,034
Issue of shares	28	-	-	152	180	-	180
Issue and exchange of equity instruments	-	995	-	-	995	-	995
Dividends	-	-	-	(167)	(167)	(144)	(311)
Coupons paid on other equity instruments	-	(79)	-	16	(63)	-	(63)
Treasury shares	-	-	23	(30)	(7)	-	(7)
Other movements	-	(6)	-	20	14	5	19
Balance as at 30 September 2015	21,551	5,314	2,070	33,010	61,945	6,130	68,075

1	Other reserves includes currency translation reserve of £0.7bn debit (30 June 2015: £1.0bn debit), available for sale investments of £nil (30 June 2015: £0.3bn), cash flow hedge reserve of £1.8bn (30 June 2015: £1.2bn), other reserves and treasury shares of £1.0bn (30 June 2015: £0.9bn).

Barclays PLC	23

Capital

CRD IV capital

The Capital Requirements Regulation and Capital Requirements Directive implemented Basel 3 within the EU (collectively known as CRD IV) on 1 January 2014. The rules are supplemented by Regulatory Technical Standards and the PRA’s rulebook, including the implementation of transitional rules. However, rules and guidance are still subject to change as certain aspects of CRD IV are dependent on final technical standards and clarifications to be issued by the EBA and adopted by the European Commission and the PRA. All capital, RWA and leverage calculations reflect Barclays’ interpretation of the current rules.

Capital ratios	As at 30.09.15	As at 30.06.15	As at 31.12.14
Fully loaded Common Equity Tier 1	11.1%	11.1%	10.3%
PRA Transitional Common Equity Tier 1[1,2]	11.1%	11.1%	10.2%
PRA Transitional Tier 1[3,4]	14.2%	14.0%	13.0%
PRA Transitional Total Capital[3,4]	17.7%	17.4%	16.5%

Capital resources	£m	£m	£m
Shareholders’ equity (excluding non controlling interests) per the balance sheet	61,945	59,281	59,567
- Less: Other equity instruments (recognised as AT1 capital)	(5,314)	(4,325)	(4,322)
Adjustment to retained earnings for foreseeable dividends	(545)	(731)	(615)

Minority interests (amount allowed in consolidated CET1)	1,139	1,200	1,227

Other regulatory adjustments and deductions:
Additional value adjustments (PVA)	(2,018)	(1,506)	(2,199)
Goodwill and intangible assets	(8,177)	(8,145)	(8,127)
Deferred tax assets that rely on future profitability excluding temporary differences	(1,012)	(1,132)	(1,080)
Fair value reserves related to gains or losses on cash flow hedges	(1,807)	(1,185)	(1,814)
Excess of expected losses over impairment	(1,568)	(1,536)	(1,772)
Gains or losses on liabilities at fair value resulting from own credit	(53)	127	658
Direct and indirect holdings by an institution of own CET1 instruments	(57)	(57)	(25)
Other regulatory adjustments	(128)	1	(45)
Fully loaded CET1 capital	42,405	41,992	41,453
Regulatory adjustments relating to unrealised gains[1]	-	-	(583)
PRA Transitional CET1 capital	42,405	41,992	40,870

Additional Tier 1 (AT1) capital
Capital instruments and related share premium accounts	5,314	4,325	4,322
Qualifying AT1 capital (including minority interests) issued by subsidiaries	6,697	6,666	6,870
Other regulatory adjustments and deductions	(130)	(130)	-
Transitional Additional Tier 1 capital	11,881	10,861	11,192
PRA Transitional Tier 1 capital	54,286	52,853	52,062

Tier 2 (T2) capital
Capital instruments and related share premium accounts	824	792	800
Qualifying T2 capital (including minority interests) issued by subsidiaries	12,602	12,268	13,529
Other regulatory adjustments and deductions	(254)	(254)	(48)
PRA Transitional total regulatory capital	67,458	65,659	66,343

Risk weighted assets	381,851	376,683	401,900

1	The transitional regulatory adjustment for unrealised gains is no longer applicable from 1 January 2015 resulting in CET1 capital on a fully loaded basis being equal to that on a transitional basis.
2	The CRD IV CET1 ratio (FSA October 2012 transitional statement) as applicable to Barclays’ Tier 2 Contingent Capital Notes was 12.7% based on £48.4bn of transitional CRD IV CET1 capital and £381.9bn of RWAs. This is calculated as CET1 capital as adjusted for the transitional relief (£48.4bn), divided by CRD IV RWAs. The following transitional relief items are added back to CET1 capital: Goodwill and Intangibles (£4.9bn), Deferred tax asset (£0.6bn), Debt valuation adjustment (£0.2bn), Expected losses over impairment (£0.9bn) and Excess minority interest (£0.2bn), partially offset by the defined benefit pension adjustment of £0.8bn.
3	The PRA transitional capital is based on guidance provided in policy statement PS 7/13 on strengthening capital standards published in December 2013.
4	As at 30 September 2015, Barclays’ fully loaded Tier 1 capital was £47,859m, and the fully loaded Tier 1 ratio was 12.5%. Fully loaded total regulatory capital was £62,838m and the fully loaded total capital ratio was 16.5%. The fully loaded Tier 1 capital and total capital measures are calculated without applying the transitional provisions set out in CRD IV and assessing compliance of AT1 and T2 instruments against the relevant criteria in CRD IV.

Barclays PLC	24

Capital

Movement in Common Equity Tier 1 (CET1) capital	Three months ended 30.09.15 £m	Nine months ended 30.09.15 £m
Opening CET1 capital	41,992	41,453

Profit for the period	496	2,266
Movement in own credit	(180)	(711)
Movement in dividends	(44)	(1,033)
Retained regulatory capital generated from earnings	272	522

Movement in reserves - net impact of share schemes	173	486
Movement in available for sale reserves	(266)	(561)
Movement in currency translation reserves	350	(113)
Movement in retirement benefits	500	406
Other reserves movements	30	12
Movement in other qualifying reserves	787	230

Minority interests	(61)	(88)
Additional value adjustments (PVA)	(512)	181
Goodwill and intangible assets	(32)	(50)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	120	68
Excess of expected loss over impairment	(32)	204
Direct and indirect holdings by an institution of own CET1 instruments	-	(32)
Other regulatory adjustments	(129)	(83)
Movement in regulatory adjustments and deductions	(646)	200

Closing CET1 capital	42,405	42,405

Barclays PLC	25

Leverage

Leverage ratio requirements

The leverage ratio has been calculated in accordance with the European Union Delegated act which came into force from January 2015. The leverage calculation below uses the end-point CRR definition of Tier 1 capital for the numerator and the CRR definition of leverage exposure as adopted by the act.

At 30 September 2015 Barclays leverage ratio was 4.2%, which exceeds the expected minimum fully loaded requirement outlined by the Financial Policy Committee (FPC)1 of 3.7%, comprising the 3% minimum requirement, and the fully phased-in G-SII buffer.

1	In July 2015 the PRA set out a consultation on how it proposes to implement the FPC recommendations in the UK. The PRA is expected to publish a policy statement, finalised rules and supervisory statements by the end of 2015.

Leverage exposure and ratio

Leverage exposure	As at 30.09.15 £bn	As at 30.06.15 £bn	As at 31.12.14 £bn

Accounting assets
Derivative financial instruments	379	341	440
Cash collateral	64	60	73
Reverse repurchase agreements	84	93	132
Loans and advances and other assets	710	703	713
Total IFRS assets	1,237	1,197	1,358

Regulatory consolidation adjustments	(6)	(5)	(8)

Derivatives adjustments
Derivatives netting	(343)	(308)	(395)
Adjustments to cash collateral	(50)	(47)	(53)
Net written credit protection	22	20	27
Potential Future Exposure (PFE) on derivatives	155	160	179
Total derivatives adjustments	(216)	(175)	(242)

Securities financing transactions (SFTs) adjustments	27	24	25

Regulatory deductions and other adjustments	(15)	(14)	(15)
Weighted off-balance sheet commitments	114	112	115

Total fully loaded leverage exposure	1,141	1,139	1,233

Fully loaded CET 1 capital	42.4	42.0	41.5
Fully loaded AT1 capital	5.5	4.5	4.6
Fully loaded Tier 1 capital	47.9	46.5	46.0

Fully loaded leverage ratio	4.2%	4.1%	3.7%

Barclays PLC	26

Shareholder Information

Results timetable[1]	Date
Ex-dividend date	5 November 2015
Dividend Record date	6 November 2015
Scrip reference share price set and made available to shareholders	12 November 2015
Cut off time of 4.30 pm (London time) for the receipt of Mandate Forms or Revocation Forms (as applicable)	20 November 2015
Dividend Payment date /first day of dealing in new shares	11 December 2015
2015 Full Year Results and Audited Annual Report	1 March 2016

For qualifying US and Canadian resident ADR holders, the third interim dividend of 1p per ordinary share becomes 4p per ADS (representing four shares). The ADR depositary will post the third interim dividend on Friday 11 December 2015 to ADR holders on the record at close of business on Friday 6 November 2015. The ex-dividend date will be Wednesday 4 November 2015.

						% Change[3]
Exchange rates[2]	30.09.15	30.06.15	31.12.14	30.09.14	30.06.15	31.12.14	30.09.14
Period end - USD/GBP	1.51	1.57	1.56	1.62	(4%)	(3%)	(7%)
YTD Average - USD/GBP	1.53	1.52	1.65	1.67	1%	(7%)	(8%)
3 Month average - USD/GBP	1.55	1.53	1.58	1.67	1%	(2%)	(7%)
Period end - EUR/GBP	1.36	1.41	1.28	1.28	(4%)	6%	6%
YTD Average - EUR/GBP	1.37	1.37	1.24	1.23	—	10%	11%
3 Month average - EUR/GBP	1.39	1.38	1.27	1.26	1%	9%	10%
Period end - ZAR/GBP	20.97	19.12	18.03	18.32	10%	16%	14%
YTD Average - ZAR/GBP	18.81	18.16	17.84	17.87	4%	5%	5%
3 Month average - ZAR/GBP	20.08	18.49	17.75	17.98	9%	13%	12%

Share price data	30.09.15	30.06.15	31.12.14	30.09.14
Barclays PLC (p)	244.15	260.50	243.50	227.45
Barclays PLC number of shares (m)	16,784	16,773	16,498	16,453
Barclays Africa Group Limited (formerly Absa Group Limited) (ZAR)	170.20	182.98	182.00	154.13
Barclays Africa Group Limited (formerly Absa Group Limited) number of shares (m)	848	848	848	848

For further information please contact

Investor relations	Media relations
Kathryn McLeland +44 (0) 20 7116 4943	Will Bowen +44 (0) 20 3134 7744

More information on Barclays can be found on our website: www.home.barclays

Registered office

1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839

Registrar

Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA United Kingdom.

Tel: 0371 384 20554 from the UK or +44 (0) 121 415 7004 from overseas.

1	Note that these announcement dates are provisional and subject to change. Any changes to the Scrip Dividend Programme dates will be made available at www.home.barclays/dividends.
2	The average rates shown above are derived from daily spot rates during the year used to convert foreign currency transactions into GBP for accounting purposes.
3	The change is the impact to GBP reported information.
4	Lines open 8.30am to 5.30pm UK time, Monday to Friday, excluding UK public holidays.

Barclays PLC	27

Glossary

Glossary of terms

‘A-IRB’ / ‘Advanced-Internal Ratings Based’ See ‘Internal Ratings Based (IRB)’.

‘ABS CDO Super Senior’ Super senior tranches of debt linked to collateralised debt obligations of asset backed securities (defined below). Payment of super senior tranches takes priority over other obligations.

‘Acceptances and endorsements’ An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer. The Group expects most acceptances to be presented, but reimbursement by the customer is normally immediate. Endorsements are residual liabilities of the Group in respect of bills of exchange which have been paid and subsequently rediscounted.

‘Additional Tier 1 (AT1) capital’ In the context of CRD IV, a measure of a bank’s financial strength as defined in the Capital Requirements Regulation (CRR).

‘Additional Tier 1 (AT1) securities’ Securities that are traded as additional tier 1 (AT1) capital in the context of CRD IV.

‘Adjusted attributable profit’ Adjusted profit after tax that is attributable to ordinary equity holders of the parent adjusted for the after tax amounts of capital securities classified as equity.

‘Adjusted basic earnings per share’ Basic earnings per share, based on adjusted attributable earnings.

‘Adjusted compensation: net operating income’ Compensation costs as a proportion of adjusted net operating income (adjusted income less credit impairment charges and other provisions).

‘Adjusted cost: income ratio’ Adjusted operating expenses (defined below) compared to adjusted income (defined below).

‘Adjusted income’ Total income net of insurance claims adjusted to exclude the impact of own credit, Education, Social Housing, and Local Authority (ESHLA) valuation revision and gain on US Lehman acquisition assets.

‘Adjusted total operating expenses’ Total operating expenses adjusted to exclude goodwill impairment, provisions for UK customer redress, provisions for ongoing investigations and litigation including Foreign Exchange, loss on sale relating to the Spanish and Portuguese businesses, and gain on valuation of a component of the defined retirement benefit liability.

‘Adjusted profit after tax’ Adjusted profit before tax (defined below) less tax.

‘Adjusted profit before tax’ Profit before tax adjusted to exclude the impact of own credit, goodwill impairment, provisions for UK customer redress, gain on US Lehman acquisition assets, provisions for ongoing investigations and litigation including Foreign Exchange, loss on sale relating to the Spanish and Portuguese businesses, Education, Social Housing, and Local Authority (ESHLA) valuation revision, and gain on valuation of a component of the defined retirement benefit liability.

‘Adjusted return on average risk weighted assets’ Annualised adjusted profit after tax as a proportion of average risk weighted assets.

‘Adjusted return on average shareholders’ equity’ Annualised adjusted profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity, excluding non-controlling interests and other equity instruments.

‘Adjusted return on average tangible shareholders’ equity’ Annualised adjusted profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.

Barclays PLC	28

Glossary

‘Advanced Measurement Approach’ Under Basel II, operational risk charges can be calculated by using one of three methods (or approaches) that increase in sophistication and risk sensitivity: (i) the Basic Indicator Approach; (ii) the Standardised Approach; and (iii) Advanced Measurement Approaches (AMA). Under AMA the banks are allowed to develop their own empirical model to quantify required capital for operational risk. Banks can only use this approach subject to approval from their local regulators.

‘Africa Banking’ The previously reported Africa Retail and Business Banking combined with other businesses across Africa previously reported within Barclaycard, the Investment Bank, Corporate Banking and Wealth Management. The Africa head office function is also included in Africa Banking. This combined Africa Banking business is managed under three primary businesses: Retail and Business Banking; Wealth, Investment Management and Insurance; and Corporate and Investment Banking. The resulting African business comprises the Barclays Africa Group Limited (BAGL) listed entity, together with Barclays Egypt and Zimbabwe businesses.

‘Agencies’ Bonds issued by state and / or government agencies or government-sponsored entities.

‘Agency Mortgage-Backed Securities’ Mortgage-Backed Securities issued by government-sponsored institutions.

‘All price risk (APR)’ An estimate of all the material market risks, including rating migration and default for the correlation trading portfolio.

‘American Depository Receipts (ADR)’ A negotiable certificate that represents the ownership of shares in a non-US company (for example Barclays) trading in US financial markets.

‘Americas’ Geographic segment comprising the USA, Canada and countries where Barclays operates within Latin America.

‘Annual Earnings at Risk (AEaR)’ Impact on earnings of a parallel (upward or downward) movement in interest rates.

‘Application scorecards’ Algorithm based decision tools used to aid business decisions and manage credit risk based on available customer data at the point of application for a product.

‘Arrears’ Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, their entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.

‘Arrears Managed accounts’ Arrears Managed accounts are principally Business Lending customers in arrears with an exposure limit less than £50,000 in the UK and €100,000 in Europe, supervised using processes designed to manage a homogeneous set of assets.

‘Asia’ Geographic segment comprising countries where Barclays operates within Asia (including Singapore, Japan, China and India), Australasia and the Middle East.

‘Asset Backed Commercial Paper’ Typically short-term notes secured on specified assets issued by consolidated special purpose entities for funding purposes.

‘Asset Backed Securities (ABS)’ Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of Collateralised Debt Obligations (CDOs), the referenced pool may be ABS or other classes of assets.

Barclays PLC	29

Glossary

‘Attributable profit’ Profit after tax that is attributable to ordinary equity holders of the parent adjusted for the after tax amounts of capital securities classified as equity.

‘Back testing’ Includes a number of techniques that assess the continued statistical validity of a model by simulating how the model would have predicted recent experience.

‘Balance weighted Loan to Value (LTV) ratio’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by calculating individual LTVs at account level and weighting it by the balances to arrive at the average position. Balance weighted loan to value is calculated using the following formula: LTV = ((loan balance 1 x MTM LTV% for loan 1) + (loan balance 2 x MTM LTV% for loan 2) + ... )) / total outstandings in portfolio.

‘The Bank’ Barclays Bank PLC.

‘Barclaycard’ An international consumer payments company serving the needs of businesses and consumers through credit cards, consumer lending, merchant acquiring, commercial cards and point of sale finance. Barclaycard has scaled operations in UK, US, Germany, Iberia and Scandinavia.

‘Barclays Core’ The Core Barclays business of Personal and Corporate Banking, Barclaycard, Africa Banking and the Investment Bank, along with Head Office and Other Operations. See also ‘Barclays Non-Core’

‘Barclays Direct’ A Barclays brand, comprising the savings and mortgage businesses acquired from ING Direct UK in March 2013.

‘Barclays Non-Core’ This unit groups together businesses and assets that are not strategically attractive to Barclays and that will be exited, or run down, over time. See also ‘Barclays Core’

‘Basel 2’ The second of the Basel accords. It sets a framework of minimum capital requirements for banks – covering credit, operational and market risk; supervisory review of banks’ assessment of capital adequacy and disclosure requirements.

‘Basel 3’ The third of the Basel Accords on banking supervision. Developed in response to the financial crisis of 2008, setting new requirements on composition of capital, counterparty credit risk, liquidity and leverage ratios.

‘Basel Committee of Banking Supervisors (BCBS or The Basel Committee)’ A forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its members are officials from central banks or prudential supervisors from 27 countries and territories.

‘BCBS 270 leverage exposure’ The denominator of the internationally agreed Basel III leverage ratio. The exposure measure makes certain adjustments to Total assets under IFRS in accordance with the requirements stated in BCBS 270 (“Basel III leverage ratio framework and disclosure requirements”).

‘Basis point(s)’ / ‘bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used in quoting movements in interest rates, yields on securities and for other purposes.

‘Basis risk’ Measures the impact of changes in tenor basis (e.g., the basis between swaps vs. 3 month (3M) Libor and swaps vs. 6 month (6M) Libor) and cross currency basis.

‘Behavioural scorecards’ Algorithm based decision tools used to aid business decisions and manage credit risk based on existing customer data derived from account usage.

‘BIPRU’ The Prudential sourcebook for Banks Building Societies and Investment Firms maintained by the FCA.

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Glossary

‘Book quality’ In the context of the Funding Risk, Capital section, changes in RWAs caused by factors such as underlying customer behaviour or demographics leading to changes in risk profile.

‘Book size’ In the context of the Funding Risk, Capital section, changes in RWAs driven by business activity, including net originations or repayments.

‘Businesses’ In the context of Non-Core Analysis of Total income, Non Core Businesses comprise ongoing businesses seeking to be sold-off or run down including Europe retail and non-core elements of the Investment Bank and other non strategic businesses.

‘Business Lending’ Business Lending in Personal and Corporate Banking that primarily relates to small and medium enterprises typically with exposures up to £3m or with a turnover up to £5m.

‘Business scenario stresses’ Multi asset scenario analysis of extreme, but plausible events that may impact the market risk exposures of the Investment Bank.

‘Buy to let mortgage’ A mortgage where the intention of the customer (investor) was to let the property at origination.

‘Capital Conservation Buffer (CCB)’ Additional Common Tier 1 capital required to be held under Basel III rules to ensure that banks build up surplus capital outside periods of stress which can be drawn down if losses are incurred.

‘Capital ratios’ Key financial ratios measuring the Group’s capital adequacy or financial strength. These include the CET 1 ratio, Tier 1 capital ratio and Total Capital ratio.

‘Capital requirements’ Amount to be held by the Group to cover the risk of losses to a certain confidence level.

‘Capital resources’ Financial instruments on balance sheet that are eligible to satisfy capital requirements.

‘Central Counterparty’ / ‘Central Clearing Counterparties (CCPs)’ A clearing house mediating between the buyer and the seller in a financial transaction, such as a derivative contract or repurchase agreement (repo). Where a central counterparty is used, a single bi-lateral contract between the buyer and seller is replaced with two contracts, one between the buyer and the CCP and one between the CCP and the seller. The use of CCPs allows for greater oversight and improved credit risk mitigation in over-the-counter (OTC) markets.

‘Charge-off’ In the retail segment this refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. This is normally when six payments are in arrears.

‘Charges add-on and non VaR’ In the context of risk weighted assets, any additional Market Risk not captured within Modelled VaR, including Incremental Risk charges and Correlation Risk.

‘Client Assets’ Assets managed or administered by Barclays on behalf of clients including Assets under Management (AUM), Custody assets, Assets under Administration and client deposits.

‘CLOs and Other insured assets’ Highly rated CLO positions wrapped by monolines, non-CLOs wrapped by monolines and other assets wrapped with Credit Support Annex (CSA) protection.

‘Collateralised Debt Obligation (CDO)’ Securities issued by a third party which reference Asset Backed Securities (ABSs) (defined above) and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.

‘Collateralised Loan Obligation (CLO)’ A security backed by the repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches).

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Glossary

‘Collateralised Mortgage Obligation (CMO)’ A type of security backed by mortgages. A special purpose entity receives income from the mortgages and passes them on to investors of the security.

‘Collectively assessed impairment allowances’ Impairment of financial assets is measured collectively where a portfolio comprises homogenous assets and where appropriate statistical techniques are available.

‘Commercial paper (CP)’ Short-term notes issued by entities, including banks, for funding purposes.

‘Commercial real estate’ Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, and industrial properties and other similar properties. Commercial real estate loans are loans backed by a package of commercial real estate. Note: for the purposes of the Credit Risk section, the UK CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors.

‘Committee of Sponsoring Organisations of the Treadway Commission Framework (COSO)’ A joint initiative of five private sector organisations dedicated to providing development of frameworks and guidance on enterprise risk management, internal control and fraud deterrence.

‘Commodity derivatives’ Exchange traded and over-the-counter (OTC) derivatives based on an underlying commodity (e.g. metals, precious metals, oil and oil related, power and natural gas).

‘Commodity risk’ Measures the impact of changes in commodity prices and volatilities, including the basis between related commodities (e.g. Brent vs. WTI crude prices).

‘Common Equity Tier 1 (CET1) capital’ In the context of CRD IV, a measure of capital that is predominantly common equity as defined by the Capital Requirements Regulation.

‘Common Equity Tier 1 (CET 1) ratio’ A measure of the Group’s common equity capital as a percentage of risk-weighted assets under CRD IV. The Group must meet a prescribed ratio.

‘Compensation: income ratio’ The ratio of compensation paid to employees over total income net of insurance claims. Compensation represents total staff costs less non-compensation items consisting of outsourcing, bank payroll tax, staff training, redundancy costs and retirement costs.

‘Constant Currency Basis’ Results in Africa Banking are calculated by converting ZAR results for both reporting periods into GBP using the average exchange rate for the nine months ended 30 September 2015 for the income statement and the 30 September 2015 closing exchange rate for the balance sheet to eliminate the impact of movement in exchange rates between the reporting periods. For the Results by quarter table ZAR results for all periods disclosed are converted into GBP using the average exchange rate for the three months ended 30 September 2015 for the income statement and the 30 September 2015 closing exchange rate for the balance sheet.

‘Contingent capital notes (CCNs)’ Interest bearing debt securities issued by Barclays PLC or its subsidiaries that are either permanently written off or converted into an equity instrument from the issuer’s perspective in the event of Barclays PLC Group’s core tier 1 (CT1) or common equity tier 1 (CET1) ratio, as appropriate, falling below a specified level.

‘Core deposit intangibles’ Premium paid to acquire the deposit base of an institution.

‘Correlation risk’ Refers to the change in marked to market value of a security when the correlation between the underlying assets changes over time.

‘Cost: income ratio’ Operating expenses compared to total income net of insurance claims.

‘Cost of Equity’ The rate of return targeted by the equity holders of a company.

‘Cost: net operating income ratio’ Operating expenses compared to total income net of insurance claims less credit impairment charges and other provisions.

‘Cost to Achieve (CTA)’ Non-recurring investment in initiatives which drive Barclays’ ambition to become the “Go-To” Bank.

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Glossary

‘Cost to income jaws’ Relationship of the percentage change movement in total operating expenses relative to total income net of insurance claims

‘Counter-Cyclical Capital Buffer (CCCB)’ Regulatory Capital of up to 2.5% of risk weighted assets that is required to be held under Basel III rules to ensure that banks build up surplus capital when macroeconomics conditions indicate areas of the economy are overheating.

‘Counterparty credit risk’ In the context of Risk Weighted Assets by Risk, a component of risk weighted assets that represents the risk of loss in derivatives, repurchase agreements and similar transactions resulting from the default of the counterparty.

‘Coverage ratio’ In the context of the credit risk disclosures, impairment allowances as a percentage of credit risk loan balances.

‘Covered bonds’ Debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.

‘CRD III’ The Third Capital Requirements Directive. An EU Directive that came into force on 31 December 2011 updating market risk capital requirements and requirements relating to securitisation.

‘CRD IV’ The Fourth Capital Requirements Directive, an EU Directive and an accompanying Regulation that together prescribe EU capital adequacy and liquidity requirements and implements Basel 3 in the European Union. CRD IV came into effect on 1 January 2014.

‘Credit conversion factor (CCF)’ Factor used to estimate the risk from off-balance sheet commitments for the purpose of calculating the total Exposure at Default (EAD) used to calculate risk weighted assets (RWAs).

‘Credit default swaps (CDS)’ A contract under which the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

‘Credit derivatives (CDs)’ An arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of the protection.

‘Credit enhancements’ See ‘Liquidity and Credit enhancements’.

‘Credit impairment charges’ Also known as ‘credit impairment’. Impairment charges on loans and advances to customers and banks and in respect of undrawn facilities and guarantees (see ‘Loan impairment’) and impairment charges on available for sale assets and reverse repurchase agreements.

‘Credit market exposures’ Assets and other instruments relating to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances and available for sale and other assets.

‘Credit Products’ Represents Credit and Securitised Products income.

‘Credit quality step’ In the context of the Standardised Approach to calculating credit risk RWAs, a “credit quality assessment scale” maps the credit assessments of a recognised credit rating agency or export credit agency to credit quality steps that determine the risk weight to be applied to an exposure.

‘Credit risk’ The risk of the Group suffering financial loss if a counterparty fails to fulfil its contractual obligations to the Group under a loan agreement or similar. In the context of Risk Weighted Assets by Risk, it is the component of risk weighted assets that represents the risk of loss in loans and advances and similar transactions resulting from the default of the counterparty.

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Glossary

‘Credit Risk Loans (CRLs)’ A loan becomes a credit risk loan when evidence of deterioration has been observed, for example a missed payment or other breach of covenant. A loan may be reported in one of three categories: impaired loans, accruing past due 90 days or more, impaired or restructured loans. These may include loans which, while impaired, are still performing but have associated individual impairment allowances raised against them.

‘Credit risk mitigation’ A range of techniques and strategies to actively mitigate credit risks to which the bank is exposed. These can be broadly divided into three types; Collateral, Netting and set-off, and Risk Transfer.

‘Credit spread’ The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.

‘Credit Valuation Adjustment (CVA)’ The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform on contractual agreements.

‘CRL Coverage’ Impairment allowances as a percentage of total CRL (See ‘Credit Risk Loans’). Also known as the ‘CRL coverage ratio’.

‘Customer assets’ Represents loans and advances to customers. Average balances are calculated as the sum of all daily balances for the year to date divided by number of days in the year to date.

‘Customer deposits’ In the context of Funding Risk, Liquidity section, money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Group’s balance sheet under Customer Accounts.

‘Customer liabilities’ Customer deposits.

‘Customer net interest income’ The sum of customer asset and customer liability net interest income. Customer net interest income reflects interest related to customer assets and liabilities only and does not include any interest on securities or other non-customer assets and liabilities.

‘CVA volatility charge’ The volatility charge added to exposures that adjusts for mid-market valuation on a portfolio of transactions with a counterparty. This is to reflect the current market value of the credit risk associated with the counterparty to the Bank.

‘Daily Value at Risk (DVaR)’ An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a specified confidence level.

‘DBRS’ A credit rating agency.

‘Debit Valuation Adjustment (DVA)’ The opposite of credit valuation adjustment (CVA). It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account the Group’s risk of default. The DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the Group due to any failure to perform on contractual agreements. The DVA decreases the value of a liability to take into account a reduction in the remaining balance that would be settled should the Group default or not perform in terms of contractual agreements.

‘Debt buy-backs’ Purchases of the Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.

‘Debt securities in issue’ Transferable certificates of indebtedness of the Group to the bearer of the certificates. These are liabilities of the Group and include certificates of deposit.

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Glossary

‘Default grades’ Barclays classify ranges of default probabilities into a set of 21 intervals called default grades, in order to distinguish differences in the probability of default risk.

‘Derivatives’ In the context of Non-Core Analysis of Total income, Derivatives comprise non strategic businesses from the non-core Investment Bank

‘Derivatives netting’ Adjustments applied across asset and liability mark-to-market derivative positions pursuant to legally enforceable bilateral netting agreements and eligible cash collateral received in derivative transactions that meet the requirements of BCBS 270.

‘Diversification effect’ Reflects the fact the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class DVaR (see above) estimates less the total DVaR.

‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act. The DFA is intended to address perceived deficiencies and gaps in the regulatory framework for financial services in the United States and implements comprehensive changes across the financial regulatory landscape.

‘Early warning lists (EWL)’ Categorisations for wholesale customers used within Personal and Corporate Banking to identify at an early stage those customers where it is believed that difficulties may develop, allowing timely corrective action to be taken. There are three categories of EWL, with risk increasing from EWL 1 (caution) to EWL 2 (medium) and EWL 3 (high). It is expected that most cases would be categorised EWL 1 before moving to 2 or 3, but it is recognised that some cases may be categorised to EWL 2 or 3 directly.

‘Early Warning List (EWL) Managed accounts’ EWL Managed accounts are Business Lending customers that exceed the Arrears Managed limits and are monitored with standard processes that record heightened levels of risk through an EWL grading.

‘Earnings per Share contribution’ The attributable profit or loss generated by a particular business or segment divided by the weighted average number of Barclays shares in issue to illustrate on a per share basis how that business or segment contributes total EPS.

‘Economic Value of Equity (EVE)’ Change in the present value of the banking book of a parallel (upward or downward) interest rate shock.

‘Encumbrance’ The use of assets to secure liabilities, such as by way of a lien or charge.

‘Enterprise Risk Management Framework (ERMF)’ Barclays Risk management responsibilities are laid out in the Enterprise Risk Management Framework. This framework, which was introduced in 2013, creates clear ownership and accountability, ensures the Group’s most significant risk exposures are controlled, understood and managed in accordance with agreed risk appetite, and ensures regular reporting of both risk exposures and the operating effectiveness of controls. This framework also clarifies the definition of the three lines of defence and extends its scope to all businesses and functions.

‘Equities’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing

‘Equity and stock index derivatives’ Derivatives whose value is derived from equity securities. This category includes equity and stock index swaps and options (including warrants, which are equity options listed on an exchange). The Group also enters into fund-linked derivatives, being swaps and options whose underlyings include mutual funds, hedge funds, indices and multi-asset portfolios. An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other side paying based on the actual return of the stock or stock index. An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock, basket of stocks or stock index at a specified price or level on or before a specified date.

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Glossary

‘Equity risk’ In the context of trading book capital requirements, the risk of change in market value of an equity investment.

‘Equity structural hedge’ An interest rate hedge in place to manage the volatility in net earnings generated by businesses on the Group’s equity, with the impact allocated to businesses in line with their economic capital usage.

‘Euro Interbank Offered Rate (EURIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the European interbank market.

‘Europe’ Geographic segment comprising countries in which Barclays operates within the EU (excluding UK), Northern Continental and Eastern Europe.

‘European Securities and Markets Authority (ESMA)’ An independent European Supervisory Authority with the remit of enhancing the protection of investors and reinforcing stable and well-functioning financial markets in the European Union. ESMA replaced the Committee of European Securities Regulators (CESR) on 1 January 2011.

‘Expected losses’ The Group’s measure of anticipated losses for exposures captured under an internal ratings based credit risk approach for capital adequacy calculations. It is measured as the Barclays modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one year time horizon.

’Expert lender models’ Models of risk measures that are used for parts of the portfolio where the risk drivers are specific to a particular counterparty, but where there is insufficient data to support the construction of a statistical model. These models utilise the knowledge of credit experts that have in depth experience of the specific customer type being modelled.

‘Exposure’ Generally refers to positions or actions taken by the firm, or consequences thereof, that may put a certain amount of a bank’s resources at risk.

‘Exposure At Default (EAD)’ The estimation of the extent to which Barclays may be exposed to a customer or counterparty in the event of, and at the time of, that counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure may be less than the approved loan limit.

‘External Credit Assessment Institutions (ECAI)’ Institutions whose credit assessments may be used by credit institutions for the determination of risk weight exposures according to the Capital Requirements Directives (CRD).

‘F-IRB / Foundation-Internal Ratings Based’ See ‘Internal Ratings Based (IRB)’.

‘Financial Conduct Authority (FCA)’ The statutory body responsible for conduct of business regulation and supervision of UK authorised firms from 1 April 2013. The FCA also has responsibility for the prudential regulation of firms that do not fall within the PRA’s scope.

‘Financial Services Compensation Scheme (FSCS)’ The UK’s fund for compensation of authorised financial services firms that are unable to pay claims.

‘Fitch’ A credit rating agency.

‘Forbearance’ Forbearance programmes to assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.

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Glossary

‘Forbearance Programmes for Credit Cards’ Can be split into 2 main types: Repayment plans- A temporary reduction in the minimum payment due, for a maximum of 60 months. This may involve a reduction in interest rates to prevent negative amortization; Fully amortising- A permanent conversion of the outstanding balance into a fully amortising loan, over a maximum period of 60 months for cards and 120 months for loans.

‘Forbearance Programmes for Home Loans’ Can be split into 4 main types: Interest-only conversions- A temporary change from a capital and interest repayment to an interest-only repayment, for a maximum of 24 months; Interest rate reductions- A temporary reduction in interest rate, for a maximum of 12 months; Payment concessions- An agreement to temporarily accept reduced loan repayments, for a maximum of 24 months; Term extensions- A permanent extension to the loan maturity date which may involve a reduction in interest rates, and usually involves the capitalisation of arrears.

‘Forbearance Programmes for Unsecured Loans’ Can be split into 3 main types: Payment concessions- An agreement to temporarily accept reduced loan repayments, for a maximum of 12 months; Term extensions- A permanent extension to the loan maturity date, usually involving the capitalisation of arrears; Fully amortising- A permanent conversion of the outstanding balance into a fully amortising loan, over a maximum period of 60 months for cards and 120 months for loans.

‘Foreclosures in Progress’ The process by which the bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property subject to local law and recover amounts it is owed.

‘Foreign exchange derivatives’ The Group’s principal exchange rate-related contracts are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified future date at an agreed rate. Currency swaps generally involves the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date. Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified exchange rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.

‘Foreign exchange risk’ In the context of DVaR, the impact of changes in foreign exchange rates and volatilities.

‘Front Arena’ A deal solution that helps to trade and manage positions and risk in the global capital markets.

‘Full time equivalent’ Full time equivalent units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employees where applicable).

‘Fully loaded’ When a measure is presented or described as being on a fully loaded basis, it is calculated without applying the transitional provisions set out in Part Ten of the CRD IV Regulation.

‘Fully loaded CET1 ratio’ An estimated risk based ratio calculated as CRD IV Common Equity Tier 1 capital divided by CRD IV Risk Weighted Assets (before the application of transitional provisions set out in CRD IV and interpretive guidance published by the PRA).

‘Funding for Lending Scheme (FLS)’ Scheme launched by the Bank of England in July 2012 to incentivise banks and building societies to lend to UK households and non-financial companies through reduced funding costs, the benefits of which are passed on to UK borrowers in the form of cheaper and more easily available loans.

‘Funding mismatch’ In the context of Eurozone balance sheet funding exposures, the excess of local euro denominated external assets, such as customer loans, over local euro denominated liabilities, such as customer deposits.

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Glossary

‘Funding risk’ The risk that the Group may not be able to achieve its business plans due to being unable to maintain appropriate capital ratios (Capital Risk), being unable to meet its obligations as they fall due or meet regulatory liquidity requirements (Liquidity Risk), or of adverse changes in interest rate curves impacting structural hedges of non – interest bearing assets/ liabilities or on income or foreign exchange rates on capital ratios (Structural risk).

‘Funds and fund-linked products’ Includes holdings in mutual funds, hedge funds, fund of funds and fund linked derivatives.

‘Gains on acquisitions’ The amount by which the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.

‘General market risk’ The risk of a price change in a financial instrument due to a change in level of interest rates or owing to a broad equity market movement unrelated to any specific attributes of individual securities.

‘General Prudential Sourcebook (GENPRU)’ Along with the “Prudential sourcebook for Banks, Building Societies and Investment Firms” (BIPRU), GENPRU contains the rules that implement the Capital Requirements Directive in the United Kingdom.

‘Globally-Systemically Important Financial Institutions (G-SIFIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and economic activity. The Financial Stability Board (FSB) and the Basel Committee on Banking Supervision (BCBS) have identified an initial group of 29 globally systemically important banks.

’Grandfathering’ In the context of CRD IV capital resources, the application of the rules on instrument eligibility during the transitional period as defined in the Capital Requirements Regulation.

‘Gross charge-off rates’ Represents the balances charged-off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries. Charge-off to recoveries generally occurs when the collections focus switches from the collection of arrears to the recovery of the entire outstanding balance, and represents a fundamental change in the relationship between the bank and the customer. This is a measure of the proportion of customers that have gone into default during the period.

‘Gross new lending’ New lending advanced to customers during the period.

‘Group’ Barclays PLC together with its subsidiaries.

‘Guarantee’ Unless otherwise described, an undertaking by a third party to pay a creditor should a debtor fail to do so. It is a form of credit substitution.

‘Head Office and Other Operations’ A business segment comprising Brand and Marketing, Finance, Head Office, Human Resources, Internal Audit, Legal and Compliance, Risk, Treasury and Tax and other operations.

‘High Net Worth’ Businesses within Personal and Corporate Banking that provide banking and other services to high net worth customers.

‘High Risk’ In Retail, ‘High Risk’ is defined as the subset of up-to-date customers who, either through an event or observed behaviour exhibit potential financial difficulty. Where appropriate, these customers are proactively contacted to assess whether financial assistance is required.

‘Home loan’ A loan to purchase a residential property. The property is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.

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Glossary

‘IMA / Internal Model Approach’ In the context of Risk Weighted Assets by Risk Type, Risk Weighted Assets for which the exposure amount has been derived via the use of a PRA approved internal market risk model.

‘Impairment allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for incurred losses in the lending book. An impairment allowance may either be identified or unidentified and individual or collective.

‘Income’ Total income net of insurance claims, unless otherwise specified.

‘Incremental Risk Charge’ An estimate of the incremental risk arising from rating migrations and defaults beyond what is already captured in specific market risk VaR for the non correlation trading portfolio.

‘Independent Commission on Banking (ICB)’ Body set up by HM Government to identify structural and non-structural measures to reform the UK banking system and promote competition.

‘Individual liquidity guidance (ILG)’ Guidance given to a firm about the amount, quality and funding profile of liquidity resources that the PRA has asked the firm to maintain.

‘Inflation risk’ In the context of DVaR, the impact of changes in inflation rates and volatilities on cash instruments and derivatives.

‘Insurance Risk’ The risk of the Group’s aggregate insurance premiums received from policyholders under a portfolio of insurance contracts being inadequate to cover the claims arising from those policies.

‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.

‘Interest only home loans’ Under the terms of these loans, the customer makes payments of interest only for the entire term of the mortgage, although customers may make early repayments of the principal within the terms of their agreement. The customer is responsible for repaying the entire outstanding principal on maturity, which may require the sale of the mortgaged property.

‘Interest rate derivatives’ Derivatives linked to interest rates. This category includes interest rate swaps, collars, floors options and swaptions. An interest rate swap is an agreement between two parties to exchange fixed rate and floating rate interest by means of periodic payments based upon a notional principal amount and the interest rates defined in the contract. Certain agreements combine interest rate and foreign currency swap transactions, which may or may not include the exchange of principal amounts. A basis swap is a form of interest rate swap, in which both parties exchange interest payments based on floating rates, where the floating rates are based upon different underlying reference indices. In a forward rate agreement, two parties agree a future settlement of the difference between an agreed rate and a future interest rate, applied to a notional principal amount. The settlement, which generally occurs at the start of the contract period, is the discounted present value of the payment that would otherwise be made at the end of that period.

‘Interest rate risk’ The risk of interest rate volatility adversely impacting the Groups net interest margin. In the context of the calculation of market risk DVaR, measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives.

‘Internal Assessment Approach (IAA)’ one of three types of calculation that a firm with permission to use the Internal Ratings Based (IRB) approach may apply to securitisation exposures. It consists of mapping a firm’s internal rating methodology for credit exposures to those of an external credit assessment institution (ECAI) to determine the appropriate risk weight based on the ratings based approach. Its applicability is limited to ABCP programmes related to liquidity facilities and credit enhancement.

‘Internal Capital Adequacy Assessment Process (ICAAP)’ Companies are required to perform a formal internal Capital Adequacy Assessment Process (ICAAP) as part of the Pillar 2 requirements (BIPRU) and to provide this document to the PRA on a yearly basis. The ICAAP document summarises the group’s risk management framework, including approach to managing all risks (i.e. Pillar 1 and non-Pillar 1 risks); and, the group’s risk appetite, economic capital and stress testing frameworks.

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Glossary

‘IMM’ / ‘Internal model method’ In the context of Risk Weighted Assets by Risk Type, Risk Weighted Assets for which the exposure amount has been derived via the use of a PRA approved internal counterparty credit risk model.

‘Internal Ratings Based (IRB)’ An approach under the CRR framework that relies on the bank’s internal models to derive the risk weights. The IRB approach is divided into two alternative applications, Advanced and Foundation:

–	Advanced IRB (‘A-IRB’): the bank uses its own estimates of probability of default (PD), loss given default (LGD) and credit conversion factor to model a given risk exposure.

–

Foundation IRB: the bank applies its own PD as for Advanced, but it uses standard parameters for the LGD and the credit conversion factor. The Foundation IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under Standardised or A-IRB.

‘Investment Bank’ Consists of origination led and returns focused markets and banking business.

‘Investment Banking Fees’ In the context of Investment Bank Analysis of Total Income, fees generated from origination activity businesses – including financial advisory, Debt and Equity underwriting.

‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA to BBB as measured by external agencies.

‘ISDA Master Agreement’ The most commonly used master contract for OTC derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definition booklets, and a credit support annex. The ISDA master agreement is published by the International Swaps and Derivatives Association (ISDA).

‘Key Risk Scenarios (KRS)’ Key Risk Scenarios are a summary of the extreme potential risk exposure for each Key Risk in each business and function, including an assessment of the potential frequency of risk events, the average size of losses and three extreme scenarios. The Key Risk Scenario assessments are a key input to the Advanced Measurement Approach calculation of regulatory and economic capital requirements.

‘Lending’ In the context of Investment Bank Analysis of Total Income, lending income includes net interest income, gains or losses on loan sale activity, and risk management activity relating to the loan portfolio.

‘Letters of credit’ A letter typically used for the purposes of international trade guaranteeing that a debtor’s payment to a creditor will be made on time and in full. In the event that the debtor is unable to make payment, the bank will be required to cover the full or remaining amount of the purchase.

‘Level 1 assets’ High quality liquid assets under the Basel Committee’s Liquidity Coverage Ratio (LCR), including cash, central bank reserves and higher quality government securities.

‘Level 2 assets’ Under the Basel Committee’s Liquidity Coverage Ratio high quality liquid assets (HQLA) are comprised of Level 1 and Level 2 assets, with the latter comprised of Level 2A and Level 2B assets. Level 2A assets include, for example, lower quality government securities, covered bonds and corporate debt securities. Level 2B assets include lower rated corporate bonds, residential mortgage backed securities and equities that meet certain conditions.

‘Leverage ratio’ A measure prescribed by the regulators under Basel 3, which is the ratio of CRD IV Tier 1 capital to total leverage exposure.

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Glossary

‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of high quality liquid assets to expected net cash outflows over the next 30 days. High-quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include, for example, cash and claims on central governments and central banks.

‘Liquidity Pool’ The Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.

‘Liquidity risk appetite (LRA)’ The level of liquidity risk that the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.

‘Liquidity Risk Management Framework (the Liquidity Framework)’ The Liquidity Risk Management Framework (the Liquidity Framework), which is sanctioned by the Board Risk Committee (BRC), incorporates liquidity policies, systems and controls that the Group has implemented to manage liquidity risk within tolerances approved by the Board and regulatory agencies.

‘Litigation and conduct charges’ Litigation and conduct charges include regulatory fines, litigation settlements and conduct related customer redress.

‘Loan loss rate’ Is quoted in basis points and represents total annualised loan impairment divided by gross loans and advances to customers and banks held at amortised cost at the balance sheet date.

‘Loan to deposit ratio’ The ratio of loans and advances to customer accounts calculated for PCB, Africa Banking, Barclaycard and Non-Core Retail. This excludes particular liabilities issued by the retail businesses that have characteristics comparable to retail deposits (for example structured Certificates of Deposit and retail bonds), which are included within debt securities in issue.

‘Loan to value (LTV) ratio’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio. Also see ‘Marked to market (MMT) LTV ratio.’

‘London Interbank Offered Rate (LIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the London interbank market.

‘Long-term refinancing operation (LTRO)’ The European Central Bank’s 3 year long term bank refinancing operation.

‘Loss Given Default (LGD)’ The fraction of Exposure at Default (EAD) (defined above) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.

‘Macro Products’ Represents Rates, Currency and Commodities income.

‘Management DVaR’ For internal market risk management purposes, the investment bank uses a Daily Value at Risk (DVaR) with a two-year equally weighted historical period, at a 95% confidence level, for all trading portfolios and certain banking books.

‘Mandatory break clause’ In the context of counterparty credit risk, a contract clause that means a trade will be ended on a particular date.

‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan. Also see ‘Balance weighted Loan to Value (LTV) ratio’ and ‘Valuation weighted Loan to Value (LTV) ratio.’

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Glossary

‘Market risk’ The risk of the Group suffering financial loss due to changes in market prices. In the context of Risk Weighted Assets by Risk, it is the component of risk weighted assets that represents the risk of loss resulting from fluctuations in the market value of positions held in equities, commodities, currencies, derivatives and interest rates.

‘Master netting agreements’ An agreement that provides for a single net settlement of all financial instruments and collateral covered by the agreement in the event of the counterparty’s default or bankruptcy or insolvency, resulting in a reduced exposure.

‘Master trust securitisation programmes’ A securitisation structure where a trust is set up for the purpose of acquiring a pool of receivables. The trust issues multiple series of securities backed by these receivables.

‘Matchbook (or matched book)’ An asset/liability management strategy where assets are matched against liabilities of equivalent value and maturity.

‘Methodology and policy’ In the context of the Funding Risk, Capital section, the effect on RWAs of methodology changes driven by regulatory policy changes.

‘Minimum capital requirement’ Under Pillar 1 of the Basel framework, the amount of capital required for an exposure.

‘Model updates’ In the context of the Funding Risk, Capital section, changes in RWAs caused by model implementation, changes in model scope or any changes required to address model malfunctions.

‘Model validation’ Process through which models are independently challenged, tested and verified to prove that they have been built, implemented and used correctly, and that they continue to be fit-for-purpose.

‘Modelled—VaR’ In the context of risk weighted assets, market risk calculated using value at risk models laid down by the PRA (BIPRU).

‘Money market funds’ Investment funds typically invested in short-term debt securities.

‘Monoline derivatives’ Derivatives with a monoline insurer such as credit default swaps referencing the underlying exposures held.

‘Moody’s’ A credit rating agency.

‘Mortgage Current Accounts (MCA) Reserves’ A secured overdraft facility available to home loan customers which allows them to borrow against the equity in their home. It allows draw-down up to an agreed available limit on a separate but connected account to the main mortgage loan facility. The balance drawn must be repaid on redemption of the mortgage.

‘Multilateral development banks’ Financial institutions created for the purposes of development, where membership transcends national boundaries.

‘National discretion’ Discretions in CRD IV given to member states to allow the local regulator additional powers in the application of certain CRD IV rules in its jurisdiction.

‘Net asset value per share’ Calculated by dividing shareholders equity, excluding non-controlling interests and other equity instruments, by the number of issued ordinary shares.

‘Net interest income’ The difference between interest income on assets and interest expense on liabilities.

‘Net interest margin’ Annualised net interest income divided by the sum of the average assets and average liabilities for those businesses.

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Glossary

‘Net investment income’ Changes in the fair value of financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.

‘Net Stable Funding Ratio (NSFR)’ The ratio of available stable funding to required stable funding over a one year time horizon, assuming a stressed scenario. The ratio is required to be over 100% with effect from 2015. Available stable funding would include such items as equity capital, preferred stock with a maturity of over 1 year, or liabilities with a maturity of over 1 year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific Required Stable Funding (RSF) factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated RSF factor.

‘Net tangible asset value per share’ Calculated by dividing shareholders equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares.

‘Net trading income’ Gains and losses arising from trading positions which are held at fair value, in respect of both market-making and customer business, together with interest, dividends and funding costs relating to trading activities.

‘Net written credit protection’ In the context of leverage exposure, the net notional value of credit derivatives protection sold and credit derivatives protection bought.

‘New bookings’ The total of the original balance on accounts opened in the reporting period, including any applicable fees and charges included in the loan amount.

‘Non-asset backed debt instruments’ Debt instruments not backed by collateral, including government bonds; US agency bonds; corporate bonds; commercial paper; certificates of deposit; convertible bonds; corporate bonds and issued notes.

‘Non-customer net interest income(NII)’ / ‘Non-customer interest income’ Principally comprises the impact of product and equity structural hedges, as well as certain other net interest income received on government bonds and other debt securities held for the purposes of interest rate hedging and liquidity for local banking activities.

‘Non-model method (NMM)’ In the context of Risk Weighted Assets, Counterparty credit risk, Risk Weighted Assets where the exposure amount has been derived through the use of FSA / PRA (BIPRU) norms, as opposed to an internal model.

‘Non-performance costs’ Costs other than performance costs.

‘Non-performing proportion of outstanding balances’ Defined as balances greater than 90 days delinquent (including forbearance accounts greater than 90 days and accounts charged off to recoveries), expressed as a percentage of outstanding balances.

‘Non-significant holdings in financial institutions’ Investments that the Group holds in the capital of banking, financial or insurance entities that are outside the scope of regulatory consolidation and where the bank owns less than 10% of the issued share capital of the entity.

‘Non-Traded Market Risk’ The risk of a reduction to earnings or capital due to an inability to hedge the banking book balance sheet.

‘Notch’ A single unit of measurement in a credit rating scale.

‘Notional amount’ The nominal or face amount of a financial instrument, such as a loan or a derivative, that is used to calculate payments made on that instrument.

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Glossary

‘Operational risk’ The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk. In the context of Risk Weighted Assets, it is the component of risk weighted assets that represents the risk of loss resulting from these risks.

‘Operational RiskData eXchange (ORX)’ The Operational Riskdata eXchange Association (ORX) is a not-for-profit industry association dedicated to advancing the measurement and management of operational risk in the global financial services industry. Barclays is a member of ORX.

‘Origination led’ Focus on high margin low capital fee based activities and related hedging opportunities.

‘Over-the-counter (OTC) derivatives’ Derivative contracts that are traded (and privately negotiated) directly between two parties. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.

‘Own credit’ The effect of changes in the Group’s own credit standing on the fair value of financial liabilities.

‘Owner occupied mortgage’ A mortgage where the intention of the customer was to occupy the property at origination.

‘Past due items’ Refers to loans where the borrower has failed to make a payment when due under the terms of the loan contract.

‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI miss-selling claims and related claims management costs.

‘Pension Risk’ The risk of the Group’s earnings and capital being adversely impacted by the Group’s defined benefit obligations increasing or the value of the assets backing these defined benefit obligations decreasing due to changes in both the level and volatility of prices.

‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.

‘Personal and Corporate Banking’ An operating segment that combines core elements of UK Retail and Business Banking, global Wealth and Investment Management, and global Corporate Banking. Transfers to the Non-Core segment include the UK retail insurance underwriting and investment businesses; selected non-core corporate banking in Europe and the Middle East and certain long-dated corporate loans; local Wealth operations in certain overseas locations; and certain asset management businesses. The African businesses of Corporate Banking and Wealth Management have been moved to Africa Banking.

‘Pillar 1’ The part of the Basel framework that sets outs the rules that govern the calculation of minimum capital requirements for credit, market and operational risks.

‘Pillar 2’ The part of the Basel framework that covers the supervisory reviews of the bank’s internal assessment of capital to ensure that firms have adequate capital to support all the relevant risks in their business.

‘Pillar 3’ The part of the Basel framework that covers external communication of risk and capital information by banks to promote transparency and good risk management.

‘Post-model adjustment (PMA)’ In the context of Basel models, a PMA is a short term increase in regulatory capital applied at portfolio level to account for model input data deficiencies, inadequate model performance or changes to regulatory definitions (e.g. definition of default) to ensure the model output is accurate, complete and appropriate.

‘Potential Credit Risk Loans (PCRLs)’ Comprise the outstanding balances to Potential Problem Loans (defined below) and the three categories of Credit Risk Loans (defined above).

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Glossary

‘Potential Future Exposure on Derivatives’ A regulatory calculation in respect of the Group’s potential future credit exposure on both exchange traded and OTC derivative contracts, calculated by assigning a standardised percentage (based on the underlying risk category and residual trade maturity) to the gross notional value of each contract.

‘Potential Problem Loans (PPLs)’ Loans where serious doubt exists as to the ability of the borrowers to continue to comply with repayment terms in the near future.

‘PRA (/FSA) waivers’ PRA(/FSA) approvals that specifically give permission to the Bank to either modify or waive existing rules. Waivers are specific to an organisation and require applications being submitted to and approved by the FSA/PRA.

‘Primary securitisations’ The issuance of securities (bonds and commercial papers) for fund-raising.

‘Primary Stress Tests’ In the context of Traded Market Risk, stress testing provides an estimate of potentially significant future losses that might arise from extreme market moves or scenarios. Primary stress tests apply stress moves to key liquid risk factors for each of the major trading asset classes.

‘Prime Services’ Involves financing of fixed income and equity positions using Repo and Stock Lending facilities. The Prime Services business also provides brokerage facilitation services for Hedge Fund clients offering execution and clearance facilities for a variety of asset classes.

‘Principal’ In the context of a loan, the amount borrowed, or the part of the amount borrowed which remains unpaid (excluding interest).

‘Principal Investments’ Private equity investments.

‘Private equity investments’ Equity securities in operating companies not quoted on a public exchange. Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.

‘Private-label securitisation’ Residential mortgage backed security transactions sold or guaranteed by entities that are not sponsored or owned by the government.

‘Probability of Default (PD)’ The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.

‘Product structural hedge’ An interest rate hedge that converts short term interest margin volatility on product balances (such as non-interest bearing current accounts and managed rate deposits) into a more stable medium term rate and which is built on a monthly basis to achieve a targeted maturity profile.

‘Properties in Possession held as ‘Loans and Advances to Customers’’ Properties in the UK and Italy where the customer continues to retain legal title but where the bank has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset or the court has ordered the auction of the property.

‘Properties in Possession held as ‘Other Real Estate Owned’’ Properties in South Africa, Spain and Portugal where the bank has taken legal ownership of the title as a result of purchase at an auction or similar and treated as ‘Other Real Estate Owned’ within other assets on the bank’s balance sheet.

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Glossary

‘Proprietary trading’ When a bank, brokerage or other financial institution trades on its own account, at its own risk, rather than on behalf of customers, so as to make a profit for itself.

‘Prudential Regulation Authority (PRA)’ The statutory body responsible for the prudential supervision of banks, building societies, insurers and a small number of significant investment firms in the UK from 1 April 2013. The PRA is a subsidiary of the Bank of England.

‘Prudential valuation adjustment (PVA)’ A calculation which adjusts the accounting values of positions held on balance sheet at fair value to comply with regulatory valuation standards, which place greater emphasis on the inherent uncertainty around the value at which a trading book position could be exited.

‘Public benchmark’ Unsecured medium term notes issued in public syndicated transactions.

‘Qualifying Revolving Retail Exposure (QRRE)’ In the context of the IRB approach to credit risk RWA calculations, an exposure meeting the criteria set out in BIPRU 4.6.42 R (2). Includes most types of credit card exposure.

‘Rates’ In the context of Investment Bank income analysis, trading revenue relating to government bonds and linear interest rate derivatives.

‘Re-aging’ Re-aging is the returning of a delinquent account to up-to-date status without collecting the full arrears (principal, interest and fees).

‘Real Estate Mortgage Investment Conduits (REMICs)’ An entity that holds a fixed pool of mortgages and that is separated into multiple classes of interests for issuance to investors.

‘Recoveries Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.

‘Recoveries proportion of outstanding balances’ Represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recoveries book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recoveries will decrease if: assets are written-off; amounts are collected; or assets are sold to a third party (i.e. debt sale).

‘Redenomination risk’ The risk of financial loss to the Group should one or more countries exit from the Euro, potentially leading to the devaluation of local balance sheet assets and liabilities.

‘Regulatory capital’ The amount of capital that a bank holds to satisfy regulatory requirements.

‘Renegotiated loans’ Loans are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case renegotiation can result in an extension of the due date of payment or repayment plans under which the Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue and will be individually impaired where the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.

‘Repricing lag risk’ The risk that when underlying interest rates change it can take a number of months to change the customer rate e.g. should rates decrease then we would need to let our variable savings rate customers know that we would be decreasing their savings rates. This could result in a loss of income as this may take several months whereas the “funding/investment” benefit reduces immediately.

‘Repurchase agreement (repo)’ / ‘reverse repurchase agreement (reverse repo)’ Arrangements that allow counterparties to use financial securities as collateral for an interest bearing cash loan. The borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future) it is a repurchase agreement or repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future) it is a reverse repurchase agreement or reverse repo.

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Glossary

‘Re-securitisations’ The repackaging of securitised products into securities. The resulting securities are therefore securitisation positions where the underlying assets are also predominantly securitisation positions.

‘Reserve Capital Instruments (RCIs)’ Hybrid issued capital securities which may be debt or equity accounted, depending on the terms.

‘Residential Mortgage-Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

‘Residual maturity’ The remaining contractual term of a credit obligation associated with a credit exposure.

‘Restructured loans’ Comprises loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.

‘Retail Loans’ Loans to individuals or small and medium enterprises rather than to financial institutions and larger businesses. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers, typically with exposures up to £3m or with a turnover up to £5m.

‘Return on average risk weighted assets’ Annualised statutory profit as a proportion of average risk weighted assets.

‘Return on average shareholders’ equity’ Annualised statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity, excluding non-controlling interests and other equity instruments.

‘Return on average tangible shareholders’ equity’ Annualised statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.

‘Risk Appetite’ Risk Appetite is defined as the level of risk that Barclays is prepared to accept whilst pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented.

‘Risk weighted assets (RWAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel Capital Accord as implemented by the PRA.

‘Risks not in VaR (RNIVS)’ Refers to all the key risks which are not captured or not well captured within the VaR model framework.

‘Roll rate analysis’ The measurement of the rate at which retail accounts deteriorate through delinquency phases.

‘Sales commissions, commitments and other incentives’ Includes commission-based arrangements, guaranteed incentives and Long Term Incentive Plan awards.

‘Sarbanes-Oxley requirements’ The Sarbanes-Oxley Act 2002 (SOX) was introduced by the U.S. Government to safeguard against corporate governance scandals such as Enron, WorldCom and Tyco. All US-listed companies must comply with SOX.

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Glossary

‘Second Lien’ Debt that is issued against the same collateral as higher lien debt but that is subordinate to it. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien.

‘Secondary Stress Tests’ Secondary stress tests are used in measuring potential losses arising from illiquid market risks that cannot be hedged or reduced within the time period covered in Primary Stress tests.

‘Securities and loans’ In the context of Non-Core Analysis of Total income, Non-Core Securities and Loans comprise non strategic businesses, predominantly from the non-core Investment Bank and Corporate.

‘Securities Financing Transactions (SFT)’ In the context of risk weighted assets (RWAs), any of the following transactions: a repurchase transaction, a securities or commodities lending or borrowing transaction, or a margin lending transaction whereby cash collateral is received or paid in respect of the transfer of a related asset.

‘Securities financing transactions adjustments’ In the context of leverage ratio, a regulatory add-on calculated as exposure less collateral, taking into account master netting agreements.

‘Securities lending arrangements’ Arrangements whereby securities are legally transferred to a third party subject to an agreement to return them at a future date. The counterparty generally provides collateral against non performance in the form of cash or other assets.

‘Securitisation’ Typically, a process by which debt instruments such as mortgage loans or credit card balances are aggregated into a pool, which is used to back new securities. A company sells assets to a special purpose vehicle (SPV) which then issues securities backed by the assets. This allows the credit quality of the assets to be separated from the credit rating of the original borrower and transfers risk to external investors.

‘Securitised Products’ A business within Investment Bank that offers a range of products relating to residential mortgage backed securities, commercial mortgage backed securities and other asset backed securities, in addition to restructuring and unwinding legacy credit structures.

‘Set-off clauses’ In the context of counterparty credit risk, contract clauses that allow Barclays to set off amounts owed to us by a counterparty against amounts owed by us to the counterparty.

‘Settlement balances’ Are receivables or payables recorded between the date (the trade date) a financial instrument (such as a bond) is sold, purchased or otherwise closed out, and the date the asset is delivered by or to the entity (the settlement date) and cash is received or paid.

‘Slotting’ Slotting is a Basel 2 approach that requires a standard set of rules to be used in the calculation of RWAs, based upon an assessment of factors such as the financial strength of the counterparty. The requirements for the application of the Slotting approach is detailed in BIPRU 4.5.

‘South Africa’ The operations of Africa Banking based in South Africa.

‘Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.

‘Specific market risk’ A risk that is due to the individual nature of an asset and can potentially be diversified or the risk of a price change in an investment due to factors related to the issuer or, in the case of a derivative, the issuer of the underlying investment.

‘Spread risk’ Measures the impact of changes to the swap spread, i.e. the difference between swap rates and government bond yields.

‘Standard & Poor’s’ A credit rating agency.

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Glossary

‘Standby facilities, credit lines and other commitments’ Agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.

‘Statutory’ Line items of income, expense, profit or loss, assets, liabilities or equity stated in accordance with the requirements of the UK Companies Act 2006, which incorporates the requirements of International Financial Reporting Standards (IFRS). See ‘Adjusted profit before tax’ for details of the adjustments made to the statutory results in arriving at the adjusted profit.

‘Statutory return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.

‘STD’ / ‘Standardised approach’ A method of calculating Risk Weighted Assets that relies on a mandatory framework set by the regulator to derive risk weights based on counterparty type and a credit rating provided by an External Credit Assessment Institute.

‘Stress Testing’ A process which involves identifying possible future adverse events or changes in economic conditions that could have unfavourable effects on the Group (either financial or non-financial), assessing the Group’s ability to withstand such changes, and identifying management actions to mitigate the impact.

‘Stressed Value at Risk (SVaR)’ An estimate of the potential loss arising from a 12 month period of significant financial stress over a one day horizon.

‘Structured entity’ An entity in which voting or similar rights are not the dominant factor in deciding control. Structured entities are generally created to achieve a narrow and well defined objective with restrictions around their ongoing activities.

‘Structural hedge’ / ‘hedging’ An interest rate hedge which functions to reduce the impact of the volatility of short-term interest rate movements on positions that exist within the balance sheet that carry interest rates that do not re-price with market rates. See also ‘Equity structural hedge’ and ‘Product structural hedge’.

‘Structural model of default’ A model based on the assumption that an obligor will default when its assets are insufficient to cover its liabilities.

‘Structured credit’ Includes legacy structured credit portfolio primarily comprising derivative exposure and financing exposure to structured credit vehicles.

‘Subordinated liabilities’ Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

‘Supranational bonds’ Bonds issued by an international organisation, where membership transcends national boundaries (e.g. the European Union or World Trade Organisation).

‘Synthetic Securitisation Transactions’ Securitisation transactions effected through the use of derivatives.

‘Tangible equity’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.

‘Term premium’ Additional interest required by investors to hold assets with a longer period to maturity.

‘The three lines of defence’ The three lines of defence operating model enables Barclays to separate risk management activities between those parties that: own and take risk, and implement controls (first line); oversee and challenge the first line, provide second line risk management activity and support controls (second line); and, provide assurance that the Evaluate, Respond and Monitor (‘E-R-M’) process is fit-for-purpose, and that it is being carried out as intended (third line).

‘Tier 1 capital ratio’ The ratio expresses Tier 1 capital as a percentage of risk weighted assets.

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Glossary

‘Tier 2 (T2) capital’ In the context of CRD IV, a measure of a bank’s financial strength, including qualifying subordinated debt and other Tier 2 securities as defined in the Capital Requirements Regulation.

‘Total capital ratio’ Total regulatory capital as a percentage of risk weighted assets.

‘Total outstanding balance’ In Retail, total outstanding balance is defined as the gross month-end customer balances on all accounts including accounts charged off to recoveries.

‘Total return swap’ An instrument whereby the seller of protection receives the full return of the asset, including both the income and change in the capital value of the asset. The buyer of the protection in return receives a predetermined amount.

‘Traded Market Risk’ The risk of a reduction to earnings or capital due to volatility of trading book positions.

‘Trading book’ All positions in financial instruments and commodities held by an institution either with trading intent, or in order to hedge positions held with trading intent.

‘Traditional Securitisation Transactions’ Securitisation transactions in which an underlying pool of assets generates cash flows to service payments to investors.

‘Transform’ Package of measures to realise Barclays goal of becoming the ‘Go- to’ Bank, including delivering returns on equity higher than cost of equity in all of the Group’s businesses, and longer-term action in culture, rewards, control and costs.

‘Transitional’ In the context of CRD IV a measure is described as transitional when the transitional provisions set out in Part Ten of the CRD IV Regulation are applied in its calculation.

‘Turnbull guidance’ The Turnbull guidance sets out best practice on internal control for UK listed companies, and assists them in applying section C.2 of the Combined Code on Corporate Governance.

‘United Kingdom (UK)’ Geographic segment where Barclays operates comprising the UK. Also see ‘Europe’.

‘UK Bank levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank on its balance sheet date.

‘US Partner Portfolio’ Co-branded credit card programs with companies across various sectors including travel, entertainment, retail and financial sectors.

‘US Residential Mortgages’ Securities that represent interests in a group of US residential mortgages.

‘Unencumbered’ Assets not used to secure liabilities or otherwise pledged.

‘Valuation weighted Loan to Value (LTV) Ratio’ In the context of credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by comparing total outstanding balance and the value of total collateral we hold against these balances. Valuation weighted loan to value is calculated using the following formula: LTV = total outstandings in portfolio /total property values of total outstandings in portfolio.

‘Value at Risk (VaR)’ See ‘DVaR’.

‘Weighted off balance sheet commitments’ Regulatory add-ons to the leverage exposure measure based on credit conversion factors used in the standardised approach to credit risk.

‘Wholesale loans’ / ‘lending’ Lending to larger businesses, financial institutions and sovereign entities.

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Glossary

‘Write-off’ Refers to the point where it is determined that an asset is irrecoverable, or it is no longer considered economically viable to try to recover the asset or it is deemed immaterial or full and final settlement is reached and the shortfall written off. In the event of write-off, the customer balance is removed from the balance sheet and the impairment reserve held against the asset is released.

‘Wrong-way risk’ Arises, in a trading exposure, when there is significant correlation between the underlying asset and the counterparty, which in the event of default would lead to a significant mark to market loss. When assessing the credit exposure of a wrong-way trade, analysts take into account the correlation between the counterparty and the underlying asset as part of the sanctioning process.

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